U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GENUFOOD ENERGY ENZYMES CORP.
(Exact name of registrant as specified in its charter)

Nevada	68-0681158
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

601 South Figueroa Street, Suite 4050 Los Angeles, California	90017
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 330-4300

Copies to:

Lance Jon Kimmel, Esq.

SEC Law Firm

11693 San Vicente Boulevard, Suite 357

Los Angeles, CA 90049

Telephone Number: (310) 557-3059

Facsimile Number: (310) 388-1320

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class to be so registered	Name of Exchange on which each class is to be registered
Common Stock, $0.001 par value	N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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EXPLANATORY NOTES

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Previously, we were subject to the reporting requirements of the Exchange Act pursuant to Section 15(d) thereof; however, we are no longer subject to reporting requirements thereunder.

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to the “Company,” “we,” “our” or “us” means Genufood Energy Enzymes Corp. (individually, “GEEC”), a Nevada corporation, and its wholly-owned subsidiaries.

Throughout this registration statement, we refer to our business from the period from inception (June 21, 2010) through approximately mid- to late-2016, as our “historic period”, the business conducted during the historic period as our “original business” and the management of our company during the historic period as “previous management” or “Oliver Lin’s management”.

FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements may include the words “may,” “could,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” or other similar words. These forward-looking statements present our estimates and assumptions only as of the date of this report. Except for our ongoing obligation to disclose material information as required by the federal securities laws, we do not intend, and undertake no obligation, to update any forward-looking statement.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. Some of the key factors impacting these risks and uncertainties include, but are not limited to:

●	risks related to our ability to recommence our enzyme business;
●	risks related to our ability to pursue an alternate business strategy in combination with, or instead of, recommending our enzyme business;
●	our ability to continue to purchase the raw materials needed to manufacture our products;
●	our ability to market successfully our products;
●	industry-wide market factors and regulatory and other developments affecting our operations;
●	our ability to obtain adequate funding to recommence our enzyme business or pursue an alternate business strategy in combination with, or instead of, recommencing our enzyme business;
●	certain disputes with previous management of our company, which disputes, among other things, affect amounts claimed by one party against the other; and
●	our ability to fund litigation or other dispute resolution processes in the United States and/or other countries to prosecute or defend various disputes, including disputes with previous management.

For a detailed description of these and other factors that could cause actual results to differ materially from those expressed in any forward-looking statement, please see the section entitled “Risk Factors,” beginning on page 11 of this registration statement.

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Item 1.	Business.

Original Business

During our historic period, we were a start-up company whose main focus was to promote, market, distribute and export a range of enzyme products manufactured in the United States for sale for human and animal consumption in certain Asian markets, including the Association of Southeast Asian Nations (“ASEAN”). Our objective was to commence marketing and distribution of a range of enzyme products for human and animal consumption to sole country distributors, wholesalers, dealers and retailers, as well as to the general public following a Multi-Level Marketing – Franchise Investor Dealer Related (MLM-FIDR) concept, beginning in Taiwan, and then China, Hong Kong, Macau, Thailand, Malaysia, Singapore and Sri Lanka.

As previously reported by previous management:

●	On May 24, 2011, GEEC Internet Sales (Private) Limited (“GEECIS”), a wholly-owned subsidiary of GEEC, was established in the Democratic Socialist Republic of Sri Lanka. GEECIS was established initially to be responsible for GEEC’s internet sales worldwide, but its role changed to that of a sole country distributor. On August 8, 2013, GEECIS changed the company name from GEEC Internet Sales (Private) Limited to Genufood Enzymes Lanka (Private) Limited (“GELPL”).

●	On February 13, 2012 GEEC incorporated a wholly-owned subsidiary company, GEEC Enzymes (S) Pte Ltd (“GESPL”) in Singapore with a view to be the sole country distributor for ProCellax and ProAnilax in Singapore. GESPL had started initial test marketing for the range of ProCellax enzymes products.

●	On May 2, 2013, GESPL entered into a Lease Agreement with Harmony Convention Holdings Pte Ltd to lease a store premises at Suntec City Mall for a period of three years.

●	On April 9, 2014, GESPL entered into a License Agreement with City Square Mall, City Developments Limited to lease a pushcart store for a period of two month with option to renew.

●	On May 14, 2014, GESPL entered into a Consignment Agreement with Nature’s Farm Pte. Ltd. to display and sell the Procellax range of enzyme products at six stores/locations throughout Singapore.

At some point during our historic period, previous management also reported that GEPSL had a total of eight stores in Singapore for the display and resale of the Procellax range of enzyme products.

Additionally, Genufood Enzymes (Thailand) Co., Ltd. was set up as a wholly-owned subsidiary in Thailand in 2014.

During our historic period, we were in the development stage with no significant revenues.  Our initial operations included organization, capital formation, target markets identification and developing marketing plans.

On August 19, 2014, GEEC entered into a share exchange agreement (the “Natfresh Exchange Agreement”) with Natfresh Beverages Corp (“Natfresh”), pursuant to which shareholders of Natfresh were issued one share of GEEC common stock for each share of Natfresh stock they owned as of the record date of the transaction. At the time of this transaction, Natfresh and we were under common control through management of both companies by Yi Lung (Oliver) Lin and possibly through common ownership of certain large shareholders, including Oliver Lin. See Item 7, “Certain Relationships and Related Transactions, and Director Independence”.

At some point, which we believe may have occurred approximately mid- to late-2016, previous management ceased operating our original business. We have not generated any revenue from operations since that time.

Recent Developments

After a period of time following the cessation of our original business at the initiative of previous management, Oliver Lin stated that he was unable to handle the Company’s daily operations due to a legal matter in which he was then personally involved and he advised the Company that it required a new management team.

Pursuant to an agreement entered into on April 18, 2017 (the “April 2017 Agreement”), Oliver Lin resigned as the Company’s President, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and a director. On the same day, Boon Kee (Beckenburg) Lim, the son of Oliver Lin, resigned as the Company’s Chief Executive Officer.

Also pursuant to the April 2017 Agreement, on April 18, 2017, the Board of Directors appointed Jui Pin (John) Lin as our President, Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer. On the same date, John Lin, Ching Ming (James) Hsu and Yi Ling (Betty) Chen became directors. John Lin and Oliver Lin are not related.

A dispute arose between John Lin and Oliver Lin regarding the amount of compensation that Oliver Lin claimed he was owed by GEEC for prior period service, which amount was supposed to be paid to Oliver Lin pursuant to the April 2017 Agreement. We made a partial payment in the amount of $50,000 to Oliver Lin with respect to this claimed amount. See Item 6, “Executive Compensation”. Oliver Lin claimed additional amounts were owed to him. See Item 8, “Legal Proceedings”.

There was also a dispute between John Lin and the Company over the price he paid for certain of our securities that he had purchased pursuant to the April 2017 Agreement, which was at a different price from the price paid in a contemporaneous private offering of our securities (the “2017 Offering”) by other investors. See Item 7, Certain Relationships and Related Transactions, and Director Independence” and Item 10, “Recent Sales of Unregistered Securities”.

Because we did not having access to the Company’s financial books and records, which remained in the possession of Oliver Lin, despite Oliver Lin’s agreement to return all such books and records pursuant to the April 2017 Agreement, the Company entered into a series of agreements with AFS Singapore (Paralegal) Pte Ltd. (“AFS”), an entity controlled by Oliver Lin, in connection with the need to prepare the Company’s audited and interim consolidated financial statements and other matters.

From July 10, 2017 through August 25, 2017, we entered into seven similar agreements with AFS (collectively, the “AFS Agreements”), pursuant to which AFS was to: prepare agendas, minutes and/or resolutions for certain Board meetings (or action by written consent) and a special shareholders’ meeting; prepare employment agreements for James Hsu and Betty Chen; prepare subscription documents for a private offering of our securities and prepare instructions to our transfer agent with respect to issuances pursuant to such offering; make introductions to a new audit firm and review the engagement agreement from such firm; act as audit coordinator, including prepare Notes to Consolidated Financial Statements, for fiscal years 2014, 2015 and 2016 and the first three quarters of fiscal year 2017 (later expanded to include all of fiscal years 2017 and 2018); prepare news releases; review one or more Current Reports on Form 8-K; and act as liaison with the Board of Directors, management and our professional advisors. For these services, AFS would charge us on an hourly basis at a rate varying between $250 and $600 per hour, depending upon the seniority of the person performing the services.

In part because of the disputes between John Lin and Oliver Lin, and between John Lin and the Company, as described above, a majority in voting interest of our shareholders executed a written consented dated August 4, 2017, pursuant to which John Lin was removed as a director. On the same date, directors James Hsu and Betty Chen removed John Lin as President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer. Also on August 4, 2017, the Board of Directors elected James Hsu as our President, Chief Executive Officer and Chief Financial Officer. Also on this date, our Board of Directors elected Betty Chen as our Treasurer, Principal Accounting Officer and Secretary.

Following these developments, the Company entered into three more agreements with AFS (among the seven AFS Agreements described above) and another agreement with AFS dated August 28, 2017, pursuant to which AFS was engaged as the management consultant for the Company, including developing a marketing strategy, forming a U.S. subsidiary, training Company employees in sales and marketing; attending meetings as appropriate and serving as a liaison with the Board of Directors, management and our professional advisors. For these services, AFS would charge us on an hourly basis at a rate varying between $250 and $600 per hour, depending upon the seniority of the person performing the services.

Mr. Hsu and Ms. Chen traveled to Singapore in September 2017, to meet with the Company’s bookkeeper and coordinate the Company’s audit. Subsequently, Mr. Hsu and Ms. Chen traveled to the United States and met with various people, including the Company’s professional advisors, to discuss the pending audit and certain legal matters. . As a result of these two trips, Mr. Hsu and Ms. Chen determined that Oliver Lin had not handed over the Company’s complete corporate files, including its complete books and records and other financial information, to our new management team, and was not otherwise performing or cooperating with the Company under the AFS Agreements.

On October 5, 2017, the Company dismissed AFS and Oliver Lin as a consultant under the AFS Agreements AFS billed us $68,352, plus interest, during the period July 10, 2017 through October 7, 2017. Of this amount, we paid AFS $12,500. The Company believes that AFS and Oliver Lin did not perform fully under the AFS Agreements and does not owe any further amounts under the AFS Agreements.

On October 23, 2017, former outside counsel to the Company requested in writing that Oliver Lin return the accounting books and records of GEEC and its affiliates. On October 26, 2017, Oliver Lin replied to the Company’s former outside counsel that Oliver Lin would not comply unless and until the Company settled all outstanding amounts that AFS and Oliver Lin claimed were owed to them.

The stalemate between the Company and Oliver Lin continued over the return of the Company’s corporate files, including the books and records and financial information, which stalemate persists to this day. The Company does not believe that Oliver Lin and/or AFS have ever returned the Company’s complete corporate files, including its complete books and records and other financial information.

On June 11, 2018, our Board of Directors appointed Kuang Ming (James) Tsai as a director to fill the vacancy created by John Lin’s removal as a director on August 4, 2017. On June 29, 2018, Mr. Tsai replaced Mr. Hsu as President and Chief Executive Officer, who resigned from those positions on such date. On September 12, 2018, Mr. Tsai replaced Mr. Hsu as Chief Financial Officer, who resigned from that position on such date.

Plan of Operations

It is the intention of our current management and Board of Directors to pursue a dual track approach to our future operations. We may:

(i)	restart our enzyme business;
(ii)	engage in a reverse merger with a private company (the “Potential Acquirer”), whose business is in a different industry but aspects of which may be compatible with restarting our enzyme business; or
(iii)	do both of the above, which is what we have assumed we shall do.

Notwithstanding the foregoing, management and the Board of Directors may amend or abandon at any time either or both of the elements of this dual track approach.

The Enzyme Business

Introduction

Enzyme is a catalyst responsible for biochemical reactions in living things (including animals, plants, and microorganisms), synthesis, decomposition, oxidation, transfer and isomerization.  Isomerization is the chemical process by which one molecule is transferred into another molecule which has exactly the same atoms, but the atoms are rearranged.  The biotic phenomena would stop without enzymes, or the lack of it, or with its destruction.  DNA would undergo a drastic change, unusual illness would occur and metabolism would become abnormal, among others.

Enzyme is a complex globule protein.  It reacts optimally under body temperature. Reaction is many times faster with added enzymes.  Therefore, regular consumption of enzyme is good for our well-being.  In fact it has been categorized under “GRAS” (Generally Regarded as Safe) by the Food and Drug Administration.  Our body loses enzymes as we grow old.  It has been proven that many chronic, hereditary diseases and functional imbalance are caused by the deficiency of certain enzymes, for example, lipase (fat enzyme) deficiency causes hepatic diseases, diabetes and Vitamin A deficiency.  Amylase (carbohydrate enzyme) deficiency results in liver diseases and gastro enteric diseases.

Enzymes are similar to minerals.  But unlike minerals, they are made by living cells. Thus, enzyme is a catalyst responsible for biochemical reactions in living things (including animals, plants, micro-organisms), synthesis, decomposition, oxidation, transfer and isomerization, which is the process by which one molecule is transferred into another molecule which has exactly the same atoms, but the atoms are rearranged.

Enzyme is neither a drug, medicine or herb.  It is extracted from fruits and vegetables.  It can be a natural complex enzyme, plant-based complex enzyme or microbial enzyme.  It is for the body cell.  It is the “Cell Activator.”  A Cell Activator refers to the enzymes that catalyze and regulate every biochemical reaction that occurs within the human body, making them essential to cellular function and health.

Without enzymes, the lack of it or with its destruction, biotic phenomena would stop, DNA would undergo a drastic change, unusual illnesses would occur and metabolism would become abnormal, among others.  Human beings and animal will die without enzymes.

Business Opportunity

The enzyme market in Taiwan has gained popularity over the last 10 years as the country’s aging population grew rapidly and consumers from all ages, including “millennials”, are increasingly becoming more health conscious and aware of the need to take supplements such as enzymes to keep up with their daily dietary requirements for a healthy body, a strong immune system and good digestion.

This growing trend presents an opportunity for us to bring to the Taiwanese and other Asian markets an advanced enzyme products. Management of the company believes that such enzyme products may provide certain benefits to people.

Over the years, a significant amount of research and studies have revealed the wide range of benefits of enzymes. Digestive enzymes are crucial for optimal digestion and nutrient absorption, and research suggests that some digestive enzymes may help with various digestive disorders, weight loss, inflammation, cancer and gut infections. The preservation of enzymes may also be an important part of longevity. In a recent animal study, researchers reported that nicotinamide mononucleotide, an enzyme involved in energy metabolism, helped regenerate aging cells, making them behave as younger cells and preventing certain age-related genetic changes. Proteolytic enzymes are essential for cell division, blood clotting, immune function and protein recycling, among other vital processes. Studies have found that the proteolytic enzyme bromelain was effective at reducing symptoms of pain, swelling and joint stiffness in people with osteoarthritis. Science has identified over 2,000 different enzymes and researchers have discovered enzymes for many uses, including the importance of enzymes for health, longevity and chronic disease prevention.

We believe that none of the currently marketed enzyme products in Taiwan derive from reputable natural resources. Our products in the past, and the ones we intend to again market in Taiwan, are manufactured in the United States, which is often viewed by Taiwanese and other Asian consumers as “premium grade” quality and for which they are willing to pay premium price over enzyme products made in Taiwan. We believe that this presents an opportunity for us to gain a foothold in the Taiwan and other Asian markets.

Subject to a number of factors, it is the intention of our current management to recommence our business to promote, market, distribute and import a range of enzyme products for human and animal consumption, manufactured in the United States, for sale in certain Asian markets, including ASEAN. Although our future operations may be similar to our original business, our future operations may not be the same as our original business.

The following plan of operations is tentative and subject to change. Additionally, our plan of operations, both as to content and timing, is dependent on our ability to raise sufficient capital to fund the expenses we will incur until and if we become profitable. There is no commitment in place at present for any such capital.

We plan to set up a subsidiary in Taiwan during 2020 and apply to the Ministry of Economic Affairs for approval. Once approved, we will request a U.S.-based enzymes manufacturer to send enzyme samples that are suitable for Asian markets to the Taiwan Food and Drug Administration for testing. If the Taiwan government approves the registration and import permits, we plan to order products from this and other U.S.-based enzyme manufacturers and explore sales opportunities for the Taiwan market, which events could occur also during 2020. During the second half of 2020, we plan to continue to find suitable and healthy food sales agents to sell on online/Internet platforms or offline, through both retail and wholesale outlets. In late-2020, we will conduct an in-depth evaluation of the sales status of the agents and investigate the consumer's acceptance of the products as the basis for future selection of products that are suitable for the Asian market in general and the Taiwan market in particular. Depending upon the results of these endeavors, we could also consider direct sale through a company store as well as direct on-line sales.

During 2019 and beyond, we will also be exploring other trading opportunities including expansion into new products, market and/or seeking and forming one or more strategic alliances with partners.

Suppliers

At present, prior to the restart of our operations, we do not have any formal agreements in place with any enzyme manufacturers or other suppliers. We have identified certain U.S.-based enzyme suppliers with whom we might do business, but there is no guarantee that we will enter into agreements with one or more of these, or any other, enzyme suppliers on terms that are favorable to us, or at all.

We do not expect to enter into long-term agreements with suppliers, meaning that they can be canceled at any time. We believe that the supply of enzyme products is readily available and if we lost one of our suppliers, we could readily find a replacement. We also do not believe that the supply of enzyme products fluctuates significantly due to market or seasonal factors, scarcity or inflationary pressures.

Sales and Marketing

Initially, we intend to recommence our operations by primarily serving the Taiwan domestic market. We plan to set up a subsidiary in Taiwan during 2020 and apply to the Ministry of Economic Affairs for approval. Once approved, we will request a U.S.-based enzymes manufacturer to send enzyme samples that are suitable for Asian markets to the Taiwan Food and Drug Administration for testing. If the Taiwan government approves the registration and import permits, we plan to order products from this and other U.S.-based enzyme manufacturers and explore sales opportunities for the Taiwan market, which events could occur also during 2020.

During the second half of 2020, we plan to continue to find suitable and healthy food sales agents to sell on online/Internet platforms or offline, through both retail and wholesale outlets. In late-2020, we intend to conduct an in-depth evaluation of the sales status of the agents and investigate the consumer's acceptance of the products as the basis for future selection of products that are suitable for the Asian market in general and the Taiwan market in particular. Depending upon the results of these endeavors, we could also consider direct sale through a company store as well as direct on-line sales.

Intellectual Property

During our historic period, we owned the following trademarks:

●	ProCellax and
●	ProAnilax.

These trademarks and GEEC as a trademark were filed with the United States Patent and Trademark Office and registered with China (PRC), Hong Kong, Macau, Taiwan and Singapore.  The trademarks on ProCellax and ProAnilax that we previously held have expired. We intend to explore the possibility of whether we can reregister these trademarks in the countries in which we intend to conduct business, including Taiwan.

We do not currently own any intellectual property the loss of which would be materially adverse to our business.

Research and Development

We did not incur any research and development expenses in fiscal years 2017 and 2018.

Competition

We compete with the manufacturers of other enzyme products, most of which are manufactured in Taiwan for sale in Taiwan. Currently, a few major enzyme manufacturers and half a dozen imported brands across Taiwan make up most of the growing enzyme market, which includes Taiwan Jialian, Dahan Biozyme, SenLife, One Power, Gypsophila Enzyme and Dishka.

Plant and Equipment

Historically, we have not used significant machinery or other equipment ourselves in the manufacture of enzyme products. In the future, we expect that this will continue to be the case, since we will rely primarily on OEMs for the manufacture of enzyme products.

Government Regulation

Our future operations will be subject to various laws and regulations in Taiwan and other countries in which we intend to conduct our business. To ensure that our operations are conducted in full and substantial regulatory compliance, as part of our current internal procedures and policies, we will verify and ensure that the OEMs with whom we contract have obtained the ISO 9001:2000 certification and qualify for health food supplement regulations in the Asian and ASEAN regions.  In Taiwan and other countries such as China, Hong Kong, Macau, Singapore, Malaysia, Thailand and Sri Lanka, enzyme products are classified as “Food Supplement” and are regulated or governed by the Ministry of Health or equivalent government agency.

Failure to comply with any laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, and/or the imposition of injunctive relief.  Moreover, the uncertain effect of changes in any of these laws and regulations could have a material adverse effect on business.  In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

It is important to note that there is no actual statement of claim of any health benefits on any of our intended product’s labels.  If we were to have a statement of claim on the label, the product in question could be classified as a medicine, drug or herb, which would require additional regulation in most or all of the countries in our potential market.  In all of our target countries, health safety regulations imposed by each relevant health authority for food grade enzyme products are similar.  Accordingly, we do not currently intend to have any statement of claim on any of the labels of our intended products.

Taiwan Regulation. We are required to apply to the Ministry of Economic Affairs of Taiwan for approval to sell our enzyme products. Assuming we receive such approval, we will be required to send enzyme samples to the Taiwan Food and Drug Administration for testing. The Taiwan government must approve our products and issue import permits before we can sell our enzyme products in Taiwan.

The Reverse Merger

In May 2019, we were introduced to the Potential Acquirer and began informal discussions about the possibility of a reverse merger. We have not entered into any legally binding agreements with the Potential Acquirer and there is no guarantee that the reverse merger will be consummated.

The Potential Acquirer is a private company that itself is in a relatively early stage of its own business. The Potential Acquirer is a pharmaceutical company developing dietary supplements and biopharmaceutical projects. The Potential Acquirer has stated that its biopharmaceutical products might include one or more of the following:

●	Weight loss combination drug, as a repurposed drug
●	Oral peptide delivery using dead lactic acid bacteria
●	Brain drug delivery system
●	Atomic layer deposition coating and drug eluting stent coating,

although the pursuit of any of these products is subject to change.

Notwithstanding the differences between our intended business and the intended business of the Potential Acquirer, the principal of the Potential Acquirer and our management believe that there are synergies between the two companies’ currently intended businesses and it may be possible for the Company to pursue the enzyme business after the reverse merger is consummated, assuming that the reverse merger occurs. However, no assurance can be given that we will complete the reverse merger, that the enzyme business as described herein will be restarted or continued to the extent that it has been restarted prior to the consummation of the reverse merger, that the Potential Acquirer will pursue any of the above-referenced products or that the Potential Acquirer’s or our intended businesses will prove to be profitable or in the best interests of the Company and our shareholders.

While we have not yet entered into a legally binding agreement with the Potential Acquirer, we have negotiated certain broad terms of the possible reverse merger, including the following:

●	the Potential Acquirer would obtain approximately 95% of our Common Stock and our then existing shareholders would retain approximately 5% of our Common Stock, resulting in significant dilution to our then existing shareholders; and

●	the Potential Acquirer would control of a majority of the Board of Directors and it is likely that the newly constituted Board of Directors would appoint new officers. Therefore, if the reverse merger is consummated, the current directors and officers of the Company will no longer be in control of decision making for the Company.

If we proceed with the reverse merger, it is the current intention of management to consummate the possible reverse merger early next year, subject to satisfactory completion of due diligence by both parties and other events, some of which are beyond the control of the Company’s management. There is no guarantee that the reverse merger will be completed or, if it is completed, if it will ultimately prove to be in the best interests of the Company and our shareholders.

Additionally, we anticipate that, assuming the reverse merger is consummated, we will require substantial additional capital to pursue to the Potential Acquirer’s intended business and plan of operations, either alone or together with our own plan of operations to restart the enzyme business. The Potential Acquirer’s proposed business is capital intensive and will be subject to extensive governmental regulation. The requirement for clinical trials for at least some of the Potential Acquirer’s intended products may result in delays in both (i) bringing products to market and (ii) assuming such clinical trials are successful, generating revenue. There are no commitments for any financing in place for either our business or the Potential Acquirer’s business, and there can be no assurance that any such financing will be available on favorable terms, or at all.

GEEC was incorporated in Nevada on June 21, 2010. Our principal place of business is located at 601 South Figueroa Street, Suite 4050 Los Angeles, California 90017 and our telephone number is (213) 330-6770. Our website is www.geecenzymes.com. No part of our website is incorporated into this registration statement.

Employees

As of October 18, 2019, we had two employees, both of whom were full-time employees. Both of our employees are employed in Taiwan.

Item 1A.	Risk Factors

Risks Related to our Business

There is no assurance that we will be able recommence operations.

We are in the process of recommencing our business operations. In order to do this, we will need substantial capital. There can be no assurance that we will be successful in raising such capital.

We currently estimate that we will need to raise additional capital of at least $200,000 to $300,000 to fund our operations until we become profitable.

We currently estimate that we may need at least $200,000 to $300,000 to restart our enzyme business. However, depending upon many factors, some of which are outside our control, we may ultimately need more than this amount to restart and maintain our business.

Assuming that we are able to recommence operations, our products may not achieve or maintain widespread market acceptance.

The success of our business will be highly dependent on market acceptance of our products.  We believe that market acceptance of our products will depend on many factors, including:

●	the perceived advantages of our products over competing products and the availability and success of competing products;
●	the effectiveness of our sales and marketing efforts;
●	our product pricing and cost effectiveness;
●	the safety and efficacy of our products and the prevalence and severity of adverse side effects, if any; and
●	publicity concerning our products, product candidates or competing products.

If our products fail to achieve or maintain market acceptance, or if new products are introduced by others that are more favorably received than our products, are more cost effective or otherwise render our products obsolete, we may experience a decline in the demand for our products. If we are unable to market and sell our products successfully, our business, financial condition, results of operation and future growth would be adversely affected.

We may be subject to product liability claims or business interruptions.

The nature of our business exposes us to the risk of product liability claims that is inherent in the research and development, manufacturing and marketing of our products.  These risks are greater for our products that receive regulatory approval for commercial sale. Even if a product were approved for commercial use by a governmental agency, there can be no assurance that users will not claim adverse effects resulted from their use of our products. A substantial claim or a substantial number of claims, if successful, could have a material adverse impact on our business, financial condition and results of operations.

We face substantial competition in connection with the marketing and sale of our products.

Our products will compete with products with similar efficacy in the geographic areas where we intend to market our products. Many of our competitors are well established, have greater financial, marketing, personnel and other resources, have been in business for longer periods of time than us, and have products that have gained wide customer acceptance in the marketplace. We may be unable to compete successfully or our competitors may develop products which have greater efficacy or gain wider market acceptance than ours.

We may not be able to manage the restart and further expansion of our operations effectively.

To manage the restart and any potential growth of our operations, we will be required to create effective operational and financial systems, procedures and controls, provide for manufacturing capacity and output, and train and manage our employee base. Furthermore, we need to reintroduce our products and brand with our customers, suppliers and other third parties.  If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We may incur substantial debt which could adversely affect our financial condition.

It is possible that we may incur substantial debt in order to restart and expand our business and/or to engage in the possible reverse merger, which could adversely affect our financial condition. Incurring a substantial amount of debt may require us to use a significant portion of our cash flow to pay principal and interest on such debt, which will reduce the amount of cash available to fund working capital, capital expenditures and general corporate purposes. Significant indebtedness may negatively impact our ability to operate our business and limit our ability to borrow additional funds by increasing our borrowing costs, and impact the terms, conditions and restrictions contained in possible future debt agreements, including the addition of more restrictive covenants; impact our flexibility in planning for and reacting to changes in our business as covenants and restrictions contained in possible future debt arrangements may require that we meet certain financial tests; and place restrictions on the incurrence of additional indebtedness and place us at a disadvantage compared to similar companies in our industry that have less debt.

Our results of operations may be affected by fluctuations in availability and price of raw materials.

The raw materials we use are subject to price fluctuations due to various factors beyond our control, including, among other pertinent factors:

●	increasing market demand;
●	inflation;
●	climatic and environmental conditions;
●	seasonal factors, and
●	changes in governmental regulations and programs.

We also expect that our raw material prices will continue to fluctuate and be affected by inflation in the future. Changes to raw materials prices may result in increases in production and packaging costs, and we may be unable to raise the prices of our products to offset the increase costs in the short-term or at all. As a result, our results of operations may be materially and adversely affected.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Although we intend to inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

The production, sale and distribution of our products are subject to regulation in Taiwan and other countries in which we may do business.

We must comply with existing and changing regulatory requirements in Taiwan and other countries in which we may do business. Such regulatory compliance is complex and costly. If we are unable to devote sufficient financial and personnel resources to regulatory compliance, we may not receive or maintain approval to sell our products.

At least initially, we intend to derive virtually all of our revenues from Taiwan and we are therefore susceptible to the strength of the Taiwan economy.

We will derive virtually all of our revenues from the sale of products within Taiwan. Any significant decline in the condition of the Taiwan economy could adversely affect consumer demand of our products, among other things, which in turn would have a material adverse effect on our business and financial condition.

Currency fluctuations and restrictions on currency exchange may adversely affect our business and, if the New Taiwan Dollar were to decline in value, reduce our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar (the “USD”) and our operations use the New Taiwan Dollar (the “TWD”) as our primary functional currency in our operations. We are subject to the effects of exchange rate fluctuations with respect to either of these currencies. We can offer no assurance that the TWD will be stable against the USD or any other foreign currency.

The income statements of our operations will be translated into USD at the average exchange rates in each applicable period. To the extent the USD strengthens against the TWD or other foreign currencies in which we may conduct operations, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the USD weakens against the TWD or other foreign currencies in which we may conduct operations, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into USD in consolidation. If there is a change in foreign currency exchange rates, the conversion of financial statements into USD will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based outside the United States.

All of our assets are located outside of the United States and our officers and directors reside outside the United States. As a result, it may not be possible for United States investors to enforce their legal rights, effect service of process upon our directors or officers or enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws of the United States. Moreover, it is unclear if extradition treaties now in effect between the United States and Taiwan would permit effective enforcement of criminal penalties of the Federal securities laws of the United States.

Risks Related to our Shareholders and Shares of Common Stock

We may issue more securities in one or more capital raises in the future, which will result in substantial dilution to all shareholders prior to such issuance.

Our Articles of Incorporation, as amended, authorize us to issue an aggregate 10,000,000,000 shares of Common Stock.  Any capital raise effected by us is likely to result in the issuance of additional equity securities, or securities convertible into or exchange for equity securities and substantial dilution in the percentage of the equity held by our then existing shareholders. Our board of directors has the power to issue any or all of such authorized but unissued shares without stockholder approval.

We currently do not have a sufficient number of shares of authorized and unissued Common Stock for a certain issuance to which we are contractually obligated. as well as future transactions in which we may engage.

As of October 18, 2019, we had 9,124,901,879 shares of our Common Stock issued and outstanding. The remaining number of authorized and unissued shares of our Common Stock is insufficient for us to meet certain contractual obligations to issue stock and to issue stock in any future capital raising or other transactions. We will either have to amend our Articles of Incorporation to increase the number of authorized shares of Common Stock, engage in a reverse stock split, engage in a similar recapitalization transaction or series of transactions, or a combination of the foregoing, before we can issue a significant additional number of shares of our Common Stock.

There is currently no trading market for our Common Stock and the liquidity of shares of our Common Stock is limited.

Shares of our Common Stock are not registered under the securities laws of any state or other jurisdiction, and there is currently no public trading market for our Common Stock.  Furthermore, no public trading market is expected to develop in the foreseeable future unless and until the Company files and obtains effectiveness of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”).  Therefore, outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and federal or applicable state securities laws or regulations.  Compliance with the criteria for securing exemptions under federal securities laws and applicable state securities laws is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

If and when our Common Stock becomes trading, it is likely that it will be considered a “penny stock”, which may make it more difficult for investors to sell their shares due to suitability requirements.

Our Common Stock may be deemed to be “penny stock” as that term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000, not including their primary residence, or an annual income exceeding $200,000 (or $300,000 jointly with their spouse) in each of the last two years.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document in a form prepared by the Securities and Exchange Commission (the “SEC”), which provides information about penny stocks and the nature and level of risks in the penny stock market. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker/dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

The market price of our Common Stock is likely to be subject to significant price and volume fluctuations.

The price of our Common Stock may be subject to wide fluctuations due to variations in our operating results, news announcements, our limited trading volume, general market trends both domestically and internationally, currency movements, sales of common shares by our officers, directors and our principal stockholders, and sales of common shares by existing investors. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options, could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and the ability to resell shares at or above the price paid, or at any price.

We cannot assure you that our Common Stock will be listed on Nasdaq or another stock exchange.

Until and unless our Common Stock is listed on the Nasdaq or another stock exchange, we expect that our Common Stock would be eligible to trade on the OTCQB, as long as we maintain our filing requirements under the Exchange Act. If we do not maintain listing on the OTCQB, our Common Stock likely would be quoted on the OTC Pink. Neither the OTCQB nor the OTC Pink is as efficient a market as Nasdaq or another stock exchange. Among other things, our shareholders may find it more difficult to effect transactions in our Common Stock or obtain accurate quotations as to the market value of our Common Stock. The relative inefficiencies of the OTCQB or OTC Pink could also make it more difficult for us to raise additional capital.

We have never paid dividends on our Common Stock and do not intend to do so in the foreseeable future.

We have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further our business strategy.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002, including establishing and maintaining acceptable internal controls over financial reporting, are costly and may increase substantially.

The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage legal, accounting, auditing and other professional services. The engagement of such services is costly and we are likely to incur losses which may adversely affect our ability to continue as a going concern. Additionally, the Sarbanes-Oxley Act of 2002 requires, among other things, that we design, implement and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act and the limited time that management will devote to the Company may make it difficult for us to design, implement and maintain adequate internal controls over financial reporting. In the event that we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our overall financial condition and result in loss of investor confidence and a decline in our share price.

If we engage in the reverse merger, our then existing shareholders will likely suffer significant dilution.

While we have not yet entered into a legally binding agreement with the Potential Acquirer, we have negotiated certain broad terms of the possible reverse merger, including the fact that the Potential Acquirer would obtain approximately 95% of our Common Stock and our then existing shareholders would retain approximately 5% of our Common Stock, resulting in significant dilution to our then existing shareholders.

If we engage in the reverse merger, it is likely that most of our management and directors would be replaced, resulting in a change of control of the Company as an operational and strategic matter.

While we have not yet entered into a legally binding agreement with the Potential Acquirer, we have negotiated certain broad terms of the possible reverse merger, including the fact that the Potential Acquirer would control of a majority of the Board of Directors and it is likely that the newly constituted Board of Directors would appoint new officers. Therefore, if the reverse merger is consummated, the current directors and officers of the Company would no longer be in control of decision making for the Company in terms of its strategic and operational direction.

Item 2.	Financial Information.

This discussion should be read in conjunction with the Company’s consolidated financial statements, including the Notes thereto, for the years ended September 30, 2017 and September 30, 2018, and the nine-month periods ended June 30, 2018 and June 30, 2019, beginning on Page F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

During our historic period, we were a start-up company whose main focus was to promote, market, distribute and export a range of enzyme products for human and animal consumption, manufactured in the United States, for sale in certain Asian markets, including ASEAN. Our objective was to commence marketing and distribution of American range of enzyme products for human and animal consumption to sole country distributors, wholesalers, dealers and retailers, as well as to the general public following a Multi-Level Marketing – Franchise Investor Dealer Related (MLM-FIDR) concept, to begin with, in Taiwan, and then to China, Hong Kong, Macau, Thailand, Malaysia, Singapore and Sri Lanka.

During our historic period, we were in the development stage with no significant revenues.  The Company’s initial operations included organization, capital formation, target markets identification and developing marketing plans. At some point, which we believe may have commenced beginning approximately mid- to late-2016, previous management ceased operating our original business. We have not had any revenues from operations since that time.

It is the intention of our current management and Board of Directors to pursue a dual track approach to our future operations. We may:

(i)	restart our enzyme business;
(ii)	engage in a reverse merger with the Potential Acquirer, whose business is in a different industry but aspects of which may be compatible with restarting our enzyme business;
(iii)	do both of the above, which is what we have assumed we shall do.

Notwithstanding the foregoing, management and the Board of Directors may amend or abandon at any time either or both of the elements of this dual track approach.

Plan of Operations

The following plan of operations is tentative and subject to change. Additionally, our plan of operations, both as to content and timing, is dependent on our ability to raise sufficient capital to fund the expenses we will incur until and if we become profitable.

Subject to a number of factors, it is the intention of our current management to recommence our business to promote, market, distribute and export a range of enzyme products for human and animal consumption, manufactured in the United States, for sale in certain Asian markets, including ASEAN. Although our future operations may be similar to our original business, our future operations may not be the same as our original business.

We plan to set up a subsidiary in Taiwan during 2020 and apply to the Ministry of Economic Affairs for approval. Once approved, we will request a U.S.-based enzymes manufacturer to send enzyme samples that are suitable for Asian markets to the Taiwan Food and Drug Administration for testing. If the Taiwan government approves the registration and import permits, we plan to order products from this and other U.S.-based enzyme manufacturers and explore sales opportunities for the Taiwan market, which events could occur also during 2020.

During the second half of 2020, we plan to continue to find suitable and healthy food sales agents to sell on online/Internet platforms or offline, through both retail and wholesale outlets. In late-2020, we will conduct an in-depth evaluation of the sales status of the agents and investigate the consumer's acceptance of the products as the basis for future selection of products that are suitable for the Asian market in general and the Taiwan market in particular. Depending upon the results of these endeavors, we could also consider direct sale through a company store as well as direct on-line sales.

During 2020 and beyond, we will also be exploring other trading opportunities including expansion into new products, market and/or seeking and forming one or more strategic alliances with partners.

A typical sales representative is paid the equivalent of $1,100 per month plus commissions. We currently plan to hire up to three sales representatives to market our products with a commission structure between 15-20% of sales revenue.  We intend to require these representatives to have prior experience in the pharmaceutical and health food industry with extensive contacts and connections.

We also intend to establish wholesale distribution channels through distributors of pharmaceutical and health care products.  Another sales channel for us to pursue is through online retailing.  First, we will be refining our company website to activate full e-commerce facility to allow direct purchases from the site.  In addition to this, we will open online storefronts through popular shopping sites in Taiwan.

We expect to spend $5,000 to $20,000 for marketing costs, which includes sampling giveaway/testing, billboards, on-line marketing and printed marketing materials.

Once the above steps are successfully implemented, physical storefronts will be the next step to increase our footprint and brand awareness.  However, this step can be proven to be capital and labor intensive, and therefore can only be done once we establish a steady income stream from operations or raise capital specifically for this purpose.

We currently anticipate that our expenses for fiscal year 2020 will be primarily cost of product inventory, warehousing of inventory, sales force expenses, overhead and professional fees.

If we proceed with the reverse merger, it is the current intention of management to consummate the possible reverse merger early next year, subject to satisfactory completion of due diligence by both parties and other events, some of which are beyond the control of the Company’s management. There is no guarantee that the reverse merger will be completed or, if it is completed, if it will ultimately prove to be in the best interests of the Company and our shareholders.

Additionally, we anticipate that, assuming the reverse merger is consummated, we will require substantial additional capital to pursue to the Potential Acquirer’s intended business and plan of operations, either alone or together with our own plan of operations to restart the enzyme business. The Potential Acquirer’s proposed business is capital intensive and will be subject to extensive governmental regulation. The requirement for clinical trials for at least some of the Potential Acquirer’s intended products may result in delays in both (i) bringing products to market and (ii) assuming such clinical trials are successful, generating revenue. There are no commitments for any financing in place for either our business or the Potential Acquirer’s business, and there can be no assurance that any such financing will be available on favorable terms, or at all.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to bad debts, inventories, recovery of long-lived assets, income taxes, and the valuation of equity transactions. We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. For the years ended September 30, 2018 and 2017 and for the nine-month periods ended June 30, 2019 and 2018, no significant estimates and assumptions have been made in the consolidated financial statements. The following are some of the critical accounting policies in relation to the preparation of the consolidated financial statements. For a full summary of our critical accounting policies, please refer to Note 2 of Notes to Consolidated Financial Statements.

Foreign currency translation

The financial statements of our subsidiary denominated in currencies other than the USD are translated into USD using the closing rate method. The balance sheet items are translated into USD using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences are recorded within equity.

Stock-Based Compensation

We account for stock-based compensation in which we obtain employee services in share-based payment transactions under FASB ASC Topic 718, Compensation – Stock Compensation, which requires us to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments over the vesting period.

We also adopted FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, to account for equity instruments issued to parties other than employees for acquiring goods or services. Such awards for services are recorded at either the fair value of the consideration received or the fair value of the instruments issued in exchange for such services, whichever is more reliably measurable.

Recent accounting pronouncements

We do not expect that the adoption of recently issued accounting pronouncements will have a material impact on its financial position, results of operations, or cash flows. For a full summary of recent accounting pronouncements, please refer to Note 2 of Notes to Consolidated Financial Statements.

Currency exchange rates

Our functional currency is the USD, and the functional currency of our operations is the TWD. It is anticipated that all of our sales will be denominated in TWD. As a result, changes in the relative values of USD and TWD affect our reported amounts of revenues and profit (or loss) as the results of our operations are translated into USD for reporting purposes. In particular, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates between the USD and the TWD would also affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between the signing of sales contracts and the settling of these contracts. Furthermore, we translate monetary assets and liabilities denominated in other currencies into TWD, the functional currency of our operations. Our results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate at the end of the period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in our statement of shareholders’ equity. We have not used any forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

To the extent that we hold assets denominated in USD, any appreciation of the TWD against the USD could result in a charge in our statement of operations and a reduction in the value of our USD-denominated assets. On the other hand, a decline in the value of the TWD against the USD could reduce the USD equivalent amounts of our financial results.

For financial reporting purposes, the financial statements of our Singapore subsidiary, which are prepared using the Singapore Dollar, are translated into the Company’s reporting currency, USD. Assets and liabilities are translated using the exchange rate on the balance sheet date, which was 0.7313 and 0.7367 as of September 30, 2018 and 2017, respectively. Revenue and expenses are translated using average exchange rates prevailing during each reporting period. The 0.7435 and 0.7169 average exchange rates were used to translate revenues and expenses for the years ended September 30, 2018 and 2017. Stockholders’ equity (deficiency) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity (deficiency).

Results of Operations

Fiscal Year Ended September 30, 2018 Compared to Fiscal Year Ended September 30, 2017

Revenues

We did not generate any revenues during the fiscal years ended September 30, 2018 and 2017.Our operating subsidiary, GESPL, ceased operation in 2016.

Operating Expenses

We incurred total operating expenses of $282,176 and $213,796 for the fiscal years ended September 30, 2018 and 2017, respectively. General and administrative and professional fee expenses incurred are generally related to corporate overhead and professional contracted services including legal and accounting services. The increase in operating expenses for the fiscal year ended 2018 was mainly due to an increase in our professional expenses.

Net Loss

As a result of above, our net loss increased from $214,904 in the 2017 period to $282,174 in 2018.

Nine Months Ended June 30, 2019 Compared to Nine Months Ended June 30, 2018

Revenues

We did not generate any revenues for the nine months ended June 30, 2019 and 2018.

Operating Expenses

During the nine months ended June 30, 2019, we incurred operating expenses of $221,372 compared with total operating expenses of $171,087 during the nine months ended June 30, 2018, an increase of $50,285. Our operating expenses consist of professional fees, payroll expenses, rent and miscellaneous overhead, including bank charges, license and permits. The increase in operating expenses for the nine months ended June 30, 2019 was primarily due to an increase in professional fees.

Net Loss

As a result of the foregoing, for the nine months ended June 30, 2019, we incurred a net loss of $221,440 compared with a net loss of $171,079 for the nine months ended June 30, 2018.

Liquidity and Capital Resources

Working Capital

	June 30,	September 30,
	2019	2018
Current Assets	$215,893	$167,976
Current Liabilities	547,867	277,341
Working Capital Deficit	$(331,974)	$(109,365)

As of June 30, 2019, we had cash and cash equivalents of $190,728 and a working capital deficit of $331,974. In comparison, as of September 30, 2018, we had cash and cash equivalents of $131,720 and a working capital deficit of $109,365.

As of June 30, 2019, we had total assets of $215,893, compared with total assets of $167,976 at September 30, 2018. The increase in total assets was primarily from gross proceeds received for the subscription of the Company’s common stock.

We had $547,867 in total current liabilities as of June 30, 2019, consisting of $135,458 in accounts payables, $195,678 due to related parties, $12,145 in accrued expenses and $204,586 in other liability. This is compared to total current liabilities of $277,341 as of September 30, 2018, which included $133,060 in accounts payables, $143,654 due to related parties and $627 in accrued expenses.

We had a total stockholders’ deficiency of $331,974 and an accumulated deficit of $7,765,144 as of June 30, 2019. In comparison, we had a total stockholders’ deficiency of $109,365 and an accumulated deficit of $7,543,704 as of September 30, 2018

Cash Flows

	Nine Months ended June 30, 2019	Nine Months ended June 30, 2018
Cash flows used in operating activities	$(145,578)	$(143,215)
Cash flows provided by financing activities	204,586	333,991
Effect of exchange rate changes on cash during period	0	(99)
Net increase in cash during period	$59,008	$190,677

During the nine months ended June 30, 2019, we used $145,578 of cash in operating activities which was attributable primarily to our net loss of $221,440 offset by the change in operating assets and liabilities of $75,862. In comparison, as of September 30, 2018, we used $143,215 of cash in operating activities which was attributable to our net loss of $171,079 offset by the change in operating assets and liabilities of $27,864.

With respect to our investing activities, we had no cash activity in either period presented and we do not anticipate any significant capital expenditures in the near future as such items are not required by us at this time.

During the nine months ended June 30, 2019 and 2018, net cash provided by financing activities was $204,586 and $333,991, respectively. Net cash provided by financing activities for both periods resulted from gross proceeds received for the subscription of the Company’s common stock.

This raises substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements are issued. The consolidated financial statements presented herein do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

Our independent registered public accountant has issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months unless we obtain additional capital to pay our expenses as they become due. We do not anticipate any significant additional revenue until and unless we begin to execute on our plan of operations involving the restart of our enzyme products business. There is no assurance that we will ever reach that stage.

Our ability to continue as a going concern is dependent upon our ability to successfully execute our business plan and generate profitable operations in the future, and, until and unless we achieve that, to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operation as and when they become due. Management intends to finance operating costs for the foreseeable future with the issuance of equity and/or debt. There is no commitment from any person for any such capital and there can be no assurances that capital will be available to us on favorable terms, or at all. Our failure to obtain adequate funding would be detrimental to us and result in the inability to execute our plan of operations, or even having to cease operations completely.

To date, our capital requirements have primarily been funded by shareholders through the purchase of our Common Stock in private offerings.  We currently estimate that we will need to raise additional capital of at least $200,000 to $300,000 to restart our enzyme business. We are exploring options of raising additional capital through issuing more Common Stock, subject to the requirement that we must increase the number of authorized and unissued shares of our Common Stock, effect a reverse stock split or recapitalization transaction or series of transactions, before engaging in further capital raising transactions.  We will also consider raising capital from strategic alliance partners, which may include the Potential Acquirer, which will not only provide needed additional capital but also potentially provide additional market access through deepening ties with our strategic partners.

Contractual Obligations

We do not have material contractual obligations and commitments. We only have one lease that is renewed on a month-to-month basis.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Item 3.	Properties.

Our principal executive offices are located at 601 South Figueroa Street, Suite 4050, Los Angeles, California 90017. We pay monthly rent in the amount of $424 and the lease is on a month-to-month basis.

We previously leased office space in Taoyuan City, Taiwan. The term of the lease was one year, commencing on October 20, 2017 and terminating on October 19, 2018. We paid rent in the amount of $600 per month during the term of the lease. We currently do not maintain an office in Taiwan.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of October 18, 2019, the number of shares of our Common Stock owned of record and beneficially by all directors, executive officers and persons who beneficially own more than 5% of the outstanding shares of Common Stock of the Company. We have determined beneficial ownership in accordance with the rules of the SEC.  Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own.

Name and Address	Amount and Nature of Beneficial Ownership		Percentage of Class (1)
5% Shareholders
Jui Pin Lin 5F.-4, No.165, Sec. 5, Minsheng E. Rd., Songshan Dist., Taipei City, Taiwan 10589 (R.O.C.)	2,100,000,000	(2)	23.0%
Yi Lung (Oliver) Lin No. 175-1, 4th Floor-1, Nanher Rd. South Dist.,Taichung City Taiwan 402 (R.O.C)	2,071,291,953	(3)	22.7%
Huei Ling Wang No. 175-1, 4th Floor-1, Nanher Rd. South Dist.,Taichung City Taiwan 402 (R.O.C)	2,071,291,953	(3)	22.7%
Access Finance and Securities (NZ) Limited Level 2, 507 Lake Rd., Takapuna Auckland 0622 New Zealand	871,468,693	(4)	9.6%
Kuei Hua Tsai No. 291-6, Beitun Rd. Beitun Dist., Taichung City Taiwan 40645(R.O.C)	746,040,000	(5)	8.2%
Miao Ju Chien No. 11, Lane 29, Hushan Rd., Yingge Dist., New Taipei City 23941 Taiwan (R.O.C)	406,200,000	(6)	4.5%
Directors and Executive Officers:
Kuang Ming (James) Tsai 601 S. Figueroa Street, Suite 4050 Los Angeles, California 90017	6,605,500	(7)	*
Yi Ling (Betty) Chen 601 S. Figueroa Street, Suite 4050 Los Angeles, California 90017	606,200,000	(8)	6.6%
Ching Ming (James) Hsu 601 S. Figueroa Street, Suite 4050 Los Angeles, California 90017	115,185,266	(9)	1.3%
All Directors and Executive Officers as a group (3 persons)	727,990,766		8.0%

*	less than 1.0%

(1)	Percentages are calculated on the basis of 9,124,901,879 shares of Common Stock outstanding as of October 18, 2019.
(2)	Does not include 900,000,000 shares of Common Stock which we are contractually obligated to issue to Mr. Lin, but which shares cannot be issued until such time as we have a sufficient number of authorized and unissued shares of Common Stock available for such issuance.
(3)	Consists of (i) 871,468,693 shares held by Access Finance and Securities (NZ) Limited, which we believe is controlled by Oliver Lin; (ii) 172,976,345 shares held by Access Management and Consulting, which we believe is controlled by Oliver Lin; (iii) 2,152,000 shares held by Lin Yi Lung Foundation Charitable Trust, which we believe may be controlled by Oliver Lin; (iv) 934,691,915 shares held by Huei Ling Wang, the wife of Oliver Lin; (v) 90,000,000 shares held by Beckenburg Boon Kee Lim, a son of Oliver Lin, whom we believe may reside with his parents or act in concert with respect to the ownership of his shares; and (vi) 3,000 shares held by Benedict Lim Boon Cheong, a son of Oliver Lin, whom we believe may reside with his parents or act in concert with respect to the ownership of his shares.

(4)	We believe that Access Finance and Securities (NZ) Limited is controlled by Oliver Lin. See footnote (2) above.
(5)	Consists of (i) 620,000,000 shares held by Kuei Hua Tsai; (ii) 10,000,000 shares held by His Chuen Pai, Ms. Tsai’s husband; and (iii) 116,040,000 shares held by En Chen Pai, the daughter of Mr. Tsai, whom we believe may reside with her parents or act in concert with respect to the ownership of her shares. Kuei Hua Tsai is not related to James Tsai, our President, Chief Executive Officer, Chief Financial Officer and a director.

(6)	Consists of (i) 405,000,000 shares held by Miao Ju Chien; and (ii) 1,200,000 shares held by Po Jen Chen, the husband of Ms. Chien. Ms. Chien is the mother of Yi-Ling (Betty) Chen, our Treasurer, Secretary and a director.
(7)	Does not include 86,000,000 shares of Common Stock issuable in the event of the conversion of accrued and unpaid compensation through June 30, 2019 upon the occurrence of certain events, and which shares cannot be issued until such time as we have a sufficient number of authorized and unissued shares of Common Stock available for such issuance.
(8)	Consists of (i) 200,000,000 shares held by Ms. Chen; (ii) 405,000,000 shares held by Ms. Chen’s mother, Miao Ju Chien; and (iii) 1,200,000 shares held by Ms. Chen’s father, Po Jen Chen. Ms. Chen resides with her parents. Ms. Chen disclaims beneficial ownership of the shares held by Miao Ju Chien and Po Jen Chen except the extent of her pecuniary interest therein. Does not include 104,000,000 shares of Common Stock issuable in the event of the conversion of accrued and unpaid compensation through June 30, 2019 upon the occurrence of certain events, and which shares cannot be issued until such time as we have a sufficient number of authorized and unissued shares of Common Stock available for such issuance.
(9)	Consists of (i) 114,640,000 shares held by Mr. Hsu; (ii) 478,600 shares held by Hui Cheng Lin Hsu, the wife of Mr. Hsu; and (iii) 66,666 shares held by Shu Hen Hsu, daughter of Mr. Hsu, who resides with her parents. Mr. Hsu disclaims beneficial ownership of the shares held by Shu Hen Hsu except to the extent of his pecuniary interest therein. Does not include 72,800,000 shares of Common Stock issuable in the event of the conversion of accrued and unpaid compensation and director fees upon the occurrence of certain events, and which shares cannot be issued until such time as we have a sufficient number of authorized and unissued shares of Common Stock available for such issuance.

Item 5.	Directors and Executive Officers.

Our current directors and executive officers and additional information concerning them are as follows:

Name	Age	Position

Kuang Ming (James) Tsai	69	President, Chief Executive Officer, Chief Financial Officer and Director

Yi Ling (Betty) Chen	42	Treasurer, Secretary and Director

Ching Ming (James) Hsu	58	Director

Kuang Ming (James) Tsai has served as a director since June 11, 2018, our President and Chief Executive Officer since June 29, 2018, and our Chief Financial Officer since September 12, 2018. From July 2017 to June 2018, Mr. Tsai served as the President of YAMA KAWA Bilingual Club, part of District 67 Toastmasters International.  From 2010 to 2017, Mr. Tsai was retired, during which period he was an investor of securities.  From 2006 to 2010, he served as the President of Blanfield Pty Ltd., an import company. Mr. Tsai received a Bachelor of Arts Degree from National Taiwan University in 1973, majoring in Economics.

Yi Ling (Betty) Chen has served as a director since April 18, 2017 and our Treasurer and Secretary since August 4, 2017. From December 2010 to the present, she has also served as the personnel officer of Human Resource Division, a company engaged in the business of four-star hotels in Taiwan. From July 2006 to November 2010, Ms. Chen was an Administration Officer in the New Taipei City Council Office Services. From February 2004 to June 2006, Ms. Chen was an Administrative Assistant at the Standard Chartered Bank, Taiwan. From November 1999 to August 2003, she was a kindergarten teacher in Taiwan. Ms. Chen received a Bachelor Degree from Central Taiwan University of Science and Technology Department, majoring in an Early Childhood Care and Education.

Ching Ming (James) Hsu has served as a director since April 18, 2017. He served as our President and Chief Executive Officer from August 4, 2017 to June 29, 2018 and as our Chief Financial Officer from August 4, 2018 to September 12, 2018. From March 2017 to the present Mr. Hsu has been a manager and tour guide with EZ Tourism in Taiwan. From April 2014 to February 2017, he was a project manager at Pro Rental & Leasing Co. Ltd. in Taiwan. From July 2013 to March 2014, he was a consultant. From July 2012 to June 2013, he was the Development Manager for Opendata.ecnow International Co. Ltd., a company in Taiwan engaged in the business of water purification machinery. From May 2011 to June 2012, Mr. Hsu was the Sales Manager for Union Finances & Leasing Co. Ltd. in Taiwan. From June 2000 to April 2009, he was the Sales Director for Car-Plus Leasing Co. Ltd. in Taiwan. Mr. Hsu received a Bachelor of Soochow University, Taiwan, majoring in Economics.

During the past ten years, there have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company, including any allegations (not subsequently reversed, suspended or vacated), permanent or temporary injunction, or any other order of any federal or state authority or self-regulatory organization, relating to activities in any phase of the securities, commodities, banking, savings and loan, or insurance businesses in connection with the purchase or sale of any security or commodity, or involving mail or wire fraud in any business. None of our directors presently serves as a director of any other public companies.

We have not entered into indemnification agreements with our directors, although they have indemnification protection under the laws of the state of California, in which we are incorporated. We do not currently maintain director and officer liability insurance.

Item 6.	Executive Compensation.

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended September 30, 2017 and 2018. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All other compensation ($)	Total ($)
Boon Kee (Beckenburg) Lim(1), Former Chief Executive Officer	2017	-	-	-	-	-	-
	2018	-	-	-	-	-	-
Yi Lung (Oliver) Lin(2), Former Chief Financial Officer	2017	50,000	5,000	-	-		55,000
	2018	-	-	-	-	-	-
Jui-Pin (John) Lin(3), Former Chief Executive Officer and Chief Financial Officer	2017	-	-	-	-	-	-
	2018	-	-	-	-	-	-
Ching Ming (James) Hsu(4), Former Chief Executive Officer and Chief Financial Officer	2017	6,000	-	-	-	1,000	7,000
	2018	29,100	-	-	-	4,500	33,600
Kuang-Ming (James) Tsai(5), Chief Executive Officer and Chief Financial Officer	2017	-	-	-	-	-	-
	2018	9,000	-	-	-	7,000	16,000
Yi Ling (Betty) Chen(6), Principal Accounting Officer	2017	6,000	-	-	-	1,000	7,000
	2018	33,000	-	-	-	4,500	37,500
Hung Yin Pai(7), Former Chief Operating Officer	2017	4,000	-	-	-	2,341	6,341
	2018	2,000	-	-	-	500	2,500

(1)	Boon Kee Lim served as Chief Executive Officer from June 16, 2015 to April 18, 2017.
(2)	Yi Lung (Oliver) Lin served as Chief Financial Officer from September 1, 2012 to April 18, 2017.
(3)	Jui-Pin Lin served as Chief Executive Officer and Chief Financial Officer from April 18, 2017 to August 4, 2017.
(4)	Mr. Hsu served as Chief Executive Officer from August 4, 2017 to June 29, 2018 and as Chief Financial Officer from August 4, 2017 to September 12, 2018. Of the total compensation shown above for fiscal year 2018, only $3,500 has been paid and $30,100 has been accrued and is unpaid.
(5)	Mr. Tsai has served as Chief Executive Officer since June 29, 2018 and as Chief Financial Officer since September 12, 2018. From December 2017 to June 2018, Mr. Tsai served as a consultant, primarily for translation services, but was not an executive officer. Of the total compensation shown above for fiscal year 2018, none has been paid and $16,000 has been accrued and is unpaid.
(6)	Ms. Chen has served as Principal Accounting Officer since August 4, 2017. Of the total compensation shown above for fiscal year 2018, only $3,500 has been paid and $34,000 has been accrued and is unpaid.
(7)	Mr. Pai served as Chief Operating Officer from August 4, 2017 to October 31, 2017. From May 2017 to July 2017, Mr. Pai served as a consultant, primarily for IT and translation services, but was not an executive officer.

Employment Agreements

We have not entered into employment agreements with our named executive officers, except for an employment agreement previously entered into with Oliver Lin during the previous management period. See “Item 7. Certain Relationships and Related Transactions, and Director Independence”.

The Board has agreed that all accrued and unpaid amounts of compensation, as of March 31, 2019, and thereafter, may be converted upon the occurrence of certain events, at the option of the executive officer, into shares of our Common Stock, at a rate of $0.0005 per share. As of June 30, 2019, such conversions, were they all to occur, would result in the issuance of an aggregate 250,200,000 shares of our Common Stock, as follows:

Name	Accrued Compensation	Conversion Rate	Shares Issuable
Ching Ming Hsu	$30,100	$0.0005	60,200,000
Kuang Ming Tsai	$43,000	$0.0005	86,000,000
Yi Ling Chen	$52,000	$0.0005	104,000,000

However, these conversions cannot take place and the related shares issued until such time as the Company shall have a sufficient number of authorized and unissued shares of Common Stock available for such issuance.

Outstanding Equity Awards at Fiscal Year-End

There are no outstanding equity awards to any of our named executive officers.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company.

Director Compensation

Since October 2018, Mr. Hsu, our sole independent director, has received director fees in the amount of $700 per month. Of the total amount of $6,300 earned by Mr. Hsu as of June 30, 2019 as director fees, $0 has been paid and $6,300 has been accrued and is unpaid.

The Board has agreed that all accrued and unpaid amounts of director fees, as of March 31, 2019, and thereafter, may be converted upon the occurrence of certain events, at the option of the director, into shares of our Common Stock, at a rate of $0.0005 per share. As of June 30, 2019, such conversion, were it to occur, would result in the issuance of 12,600,000 shares of our Common Stock to Mr. Hsu, in addition to the amount shown above for Mr. Hsu under “Employment Agreements”.

However, this conversion cannot take place and the related shares issued until such time as the Company shall have a sufficient number of authorized and unissued shares of Common Stock available for such issuance.

 Corporate Governance

We do not have standing audit, compensation and corporate governance committees, or committees performing similar functions. We have not adopted a code of ethics. We anticipate that as we become more familiar with the obligations of U.S. public companies, we will implement appropriate corporate governance structures to comply with SEC and/or stock exchange requirements. We intend to comply with all corporate governance requirements applicable to us at this time.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

Transactions with Yi Lung (Oliver) Lin

During Oliver Lin’s management, he caused the Company to enter into several agreements with himself and/or his affiliates.

Oliver Lin had an employment agreement with the Company, which agreement was signed on September 1, 2012 (the “September 2012 Agreement”). The September 2012 Agreement provided for a salary in the amount of $5,000 per month and a bonus equal to one month’s salary payable at year-end.

Following Oliver Lin’s resignation and because our new management team did not having access to the Company’s financial books and records, which remained in the possession of Oliver Lin, despite Oliver Lin’s agreement to return all such books and records pursuant to the April 2017 Agreement, the Company entered into a series of agreements with AFS, an entity controlled by Oliver Lin, in connection with the need to prepare the Company’s audited and interim consolidated financial statements and other matters.

From July 10, 2017 through August 25, 2017, we entered into the seven AFS Agreements, pursuant to which AFS was to: prepare agendas, minutes and/or resolutions for certain Board meetings (or action by written consent) and a special shareholders’ meeting; prepare employment agreements for James Hsu and Betty Chen; prepare subscription documents for a private offering of our securities and prepare instructions to our transfer agent with respect to issuances pursuant to such offering; make introductions to a new audit firm and review the engagement agreement from such firm; act as audit coordinator, including prepare Notes to Consolidated Financial Statements, for fiscal years 2014, 2015 and 2016 and the first three quarters of fiscal year 2017 (later expanded to include all of fiscal years 2017 and 2018); prepare news releases; review one or more Current Reports on Form 8-K; and act as liaison with the Board of Directors, management and our professional advisors. For these services, AFS would charge us on an hourly basis at a rate varying between $250 and $600 per hour, depending upon the seniority of the person performing the services.

Among the seven AFS Agreements were three agreements we entered into with AFS subsequent to August 4, 2017 and another agreement with AFS dated August 28, 2017, pursuant to which AFS was engaged as the management consultant for the Company, including developing a marketing strategy, forming a U.S. subsidiary, training Company employees in sales and marketing; attending meetings as appropriate and serving as a liaison with the Board of Directors, management and our professional advisors. For these services, AFS would charge us on an hourly basis at a rate varying between $250 and $600 per hour, depending upon the seniority of the person performing the services.

Mr. Hsu and Ms. Chen traveled to Singapore in September 2017, to meet with the Company’s bookkeeper and coordinate the Company’s audit. Subsequently, Mr. Hsu and Ms. Chen traveled to the United States and met with various people, including the Company’s professional advisors, to discuss the pending audit and certain legal matters. . As a result of these two trips, Mr. Hsu and Ms. Chen determined that Oliver Lin had not handed over the Company’s complete corporate files, including its complete books and records and other financial information, to our new management team, and was not otherwise performing or cooperating with the Company under the AFS Agreements.

On October 5, 2017, the Company dismissed AFS and Oliver Lin as a consultant under the AFS Agreements AFS billed us $68,352, plus interest, during the period July 10, 2017 through October 7, 2017. Of this amount, we paid AFS $12,500. The Company believes that AFS and Oliver Lin did not perform fully under the AFS Agreements and does not owe any further amounts under the AFS Agreements.

On October 23, 2017, former outside counsel to the Company requested in writing that Oliver Lin return the accounting books and records of GEEC and its affiliates. On October 26, 2017, Oliver Lin replied to the Company’s former outside counsel that Oliver Lin would not comply unless and until the Company settled all outstanding amounts that AFS and Oliver Lin claimed were owed to them.

The stalemate between the Company and Oliver Lin continued over the return of the Company’s corporate files, including the books and records and financial information, which stalemate persists to this day. The Company does not believe that Oliver Lin and/or AFS have ever returned the Company’s complete corporate files, including its complete books and records and other financial information. See Item 8, “Legal Proceedings”.

Transactions with John Lin

The Company, John Lin and certain other parties, including Oliver Lin, entered into the April 2017 Agreement, which provided, among other things, for (i) the resignation of the then-incumbent directors and officers of the Company, including Oliver Lin as the Company’s President, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and a director. and Boon Kee (Beckenburg) Lim, the son of Oliver Lin, as the Company’s Chief Executive Officer; (ii) the investment by John Lin of $300,000 in the form of the purchase of 300,000,000 shares of the Company’s Common Stock (the “Lin Shares”) at a price per share of $0.001; and (iii) the appointment of John Lin to serve as a director of the Company and the Company’s President, Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer.

During the period February to November 2017, which period includes the period during which the April 2017 Agreement was negotiated, drafted, executed and delivered, the Company, under Oliver Lin’s management, conducted the 2017 Offering of units of the Company’s Common Stock and attached stock purchase warrants, at a price per unit of $0.0001, or one-tenth the price per share paid by John Lin for the Lin Shares pursuant to the April 2017 Agreement. In the 2017 Offering, the Company sold an aggregate 1,063,570,000 shares of its Common Stock to seven persons, with gross proceeds in the amount of $106,357. See Item 10, “Recent Sales of Unregistered Securities”.

John Lin alleged that he was not informed by previous management, at the time of negotiating, drafting and entering into the April 2017 Agreement, of the difference between the price per share of the Company’s units being sold in the 2017 Offering and the price per share of the Company’s Common Stock sold to him pursuant to the April 2017 Agreement. The April 2017 Agreement did not disclose the existence or terms of the 2017 Offering. It was John Lin’s position that he should have been offered to purchase the Lin Shares pursuant to the April 2017 Agreement at the same price per share as in the 2017 Offering, which would have equaled 3,000,000,000 shares for his $300,000 investment.

John Lin brought this dispute to the attention of the Company’s newly-elected directors during the spring and summer of 2017. However, because of the then-recent turnover of the Company’s management and its Board of Directors, certain misinformation provided to the newly-elected directors by previous management and Oliver Lin’s failure to turn over the complete corporate records to the newly-elected directors, the newly-elected directors were uncertain as to the basis for, and validity of, John Lin’s claim during the spring and summer of 2017.

With the passage of time, upon careful review of such of the corporate records that now exist in the hands of the Company’s current directors and officers, further due diligence, and in consultation with the Company’s professional advisors, the Company came to understand the basis for John Lin’s claim.

The Company and John Lin entered into a Settlement Agreement and Mutual Release effective September 30, 2019, as amended and restated (the “Settlement Agreement”), pursuant to which the Company agreed to issue to John Lin the additional 2,700,000,000 shares of Common Stock that he would have been issued at $0.0001 per share, or the same price paid by the purchasers in the 2017 Offering. Of this amount, the Company has issued 1,800,000,000 shares of Common Stock and has agreed to issue the remaining 900,000,000 shares at such time as the Company may lawfully issue such shares, whether as a result of amending its Articles of Incorporation to increase the authorized number of shares of its Common Stock, a reverse split of its Common Stock or another recapitalization transaction. As part of the Settlement Agreement, the Company and John Lin mutually released each other from all claims arising out of this matter.

Natfresh

In 2013, Natfresh engaged in a private offering of its common stock (the “Natfresh Offering”), pursuant to which Natfresh raised $3 million. Our current management believes that approximately 15 persons (collectively, “Group B”) did not pay for an aggregate 546,460,641 shares of Natfresh common stock in the Natfresh Offering and that approximately 36 individuals (collectively, “Group A”) paid 100% of the consideration for these shares of Natfresh common stock in the Natfresh Offering. However, these shares of Natfresh common stock were issued to the persons comprising Group B and none of these shares were issued to the individuals comprising Group A.

On August 19, 2014, we entered into the Natfresh Exchange Agreement, pursuant to which the shareholders of Natfresh were issued one share of GEEC common stock for each share of Natfresh stock they owned as of the record date of the transaction. At the time of the Natfresh Offering and the time of the Natfresh Exchange Agreement, Natfresh and GEEC were under common control through Oliver Lin’s management of both companies and possibly through common ownership of certain large shareholders, including Oliver Lin and/or his affiliates.

Pursuant to the Natfresh Exchange Agreement, among the shares issued by GEEC to all Natfresh shareholders were 546,460,641 shares of GEEC Common Stock (the “Disputed Shares”), which were issued by Oliver Lin’s management to Group B. Our current management believes that the Disputed Shares should have been issued to Group A, since Group A, rather than Group B, had paid for the shares in question in the Natfresh Offering. However, our current management believes also that all shares of Natfresh common stock, including the Disputed Shares, were fully paid at the time of the Natfresh Offering and, therefore, all such shares, including the Disputed Shares, that were issued pursuant to the Natfresh Exchange Agreement were fully paid at the time of their issuance.

Our current management is aware of an attempt by Group A and Group B to negotiate and enter into an agreement (the “Group A/Group B Settlement Agreement”) pursuant to which, among other things, (i) Group B would transfer all of the Disputed Shares to Group A in proportion to the consideration paid by the individuals comprising Group A during the Natfresh Offering and (ii) both Group A and Group B would indemnify us and hold us harmless for all matters arising out of or related in any manner whatsoever to the Disputed Shares.

The Group A/Group B Settlement Agreement has not yet been signed. We are continuing to monitor developments in this matter. If Group A and Group B do not sign and consummate the transactions provided for in the Group A/Group B Settlement Agreement, it is uncertain what liability we might face for the improper issuance of the Disputed Shares to Group B pursuant to the Natfresh Exchange Agreement and the failure to issue the Disputed Shares to Group A.

Item 8.	Legal Proceedings.

On or about November 6, 2017, Oliver Lin filed a law suit against the Company in District Court, Clark County, Nevada. Oliver Lin claimed that he was owed money under the 2012 Agreement, pursuant to which Oliver Lin was to act as the Company’s President and Chief Executive Officer. Oliver Lin alleged that pursuant to an agreement dated April 18, 2017 (the “2017 Agreement”) he entered into with the Company that provided, among other things, for Oliver Lin’s resignation from all positions he held with the Company, the Company agreed to pay Oliver Lin all amounts due and owing to him under the 2012 Agreement within two days. Oliver Lin alleged that as of the date of the execution of the 2017 Agreement, the Company owed him $49,726 and that amount was not paid by the Company. Oliver Lin further claims that he sent a demand letter to the Company on September 5, 2017.

The Company was unaware of the filing of the lawsuit by Oliver Lin because it was not provided a copy of the complaint by the Company’s then corporate agent. Had the Company been aware of the complaint, current management believes that the Company would have had meritorious defense to the suit.

On or about September 14, 2018, the Company, which was still not aware of the lawsuit, was notified by its bank that the Company’s bank account had been attached, but no reason was given. Over the next two weeks, the Company investigated the situation and first learned of (i) the existence of the lawsuit; (ii) the entry of a corrected default judgment in Nevada against the Company on February 8, 2018; (iii) the entry of a sister-state judgment in California against the Company on February 20, 2018; (iv) a writ of execution issued against the company on June 26, 2018; and (v) the receipt on September 13, 2018 by the Company’s bank of the writ of execution.

During this investigation, the Company also learned that its then-current corporate agent failed to forward the court filings, or failed to properly forward the court filings, to the Company. By the time the Company learned of the entire situation, including the reason for the attachment of its bank account, the period of time to contest the attachment had expired in California.

As a result of the above judgment against the Company, an order of attachment was executed against the Company’s bank account in the amount of $55,367, not including bank fees, on September 13, 2018, and an additional attachment was executed against the Company’s bank account in the amount of $8,743, not including bank fees, on March 28, 2019, for an aggregate amount of $64,110, not including bank fees.

The Company is reviewing the matter and consulting with attorneys as to whether or not the Company has recourse in this litigation, including one or more causes of action against Oliver Lin in respect of this dispute or the several other disputes that have existed, and still exist, between the Company and Oliver Lin. The Company is aware of the high cost of litigation in the United States and, even if the Company has one or more claims that it could assert against Oliver Lin, there is no assurance that the Company will have sufficient funds to pursue such litigation or, even if it has sufficient funds, that it will choose to spend them on such litigation, given the general uncertainties of litigation.

Other than as described above, there are presently no material pending legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our Common Stock is not traded on any stock exchange. We are not aware of any market activity in our Common Stock since its inception through the date of this filing.  As of October 18, 2019, there were approximately 249 record holders of our Common Stock.

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the execution of our business model.

We have not authorized the issuance of, or issued, any securities under a retirement, pension, profit sharing, stock option or other equity compensation plans.

Item 10.	Recent Sales of Unregistered Securities.

In the 2017 Offering, from February 2017 to November 2017, we sold an aggregate 1,063,570,000 units, each unit consisting of one share of our Common Stock and one stock purchase warrant with an expiration date six months after issuance, to seven individuals, at a price per unit of $0.0001, for gross and net proceeds of $106,357. All of the warrants issued in this offering have expired without being exercised.

In April 2017, we sold 300,000,000 shares of our Common Stock to John Lin pursuant to the April 2017 Agreement, for gross and net proceeds of $300,000.

From March 2018 to June 2018, we sold an aggregate 909,985,000 shares of our Common Stock to 33 individuals at a price per share that varied from $0.0003 to $0.0004, or an average $0.00035 per share, for gross and net proceeds of $313,991.

From January 22, 2019 to June 3, 2019, we sold an aggregate 409,172,000 shares of our Common Stock to 42 individuals at a price per share of $0.0005 per share, for aggregate gross and net proceeds of $204,586. We conducted a rescission offer with respect to these sales from July 1, 2019 through July 15, 2019, to address the fact that certain disclosure about our full plan of operations was not contained in the private placement memorandum we originally used in the offering. After receiving additional disclosure information, all 42 subscribers in the offering elected to confirm their subscriptions, which subscriptions were accepted by the Company on June 16, 2019, upon the completion of the rescission offer. The rescission offer was conducted under the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

Pursuant to the Settlement Agreement, we agreed to issue to John Lin 2,700,000,000 shares of Common Stock. Of this amount, in October 2019 we issued 1,800,000,000 shares of Common Stock and have agreed to issue the remaining 900,000,000 shares at such time as we may lawfully issue such shares, whether as a result of amending our Articles of Incorporation to increase the authorized number of shares of our Common Stock, a reverse split of our Common Stock or another recapitalization transaction.

We sold all of the foregoing securities under the exemption from registration provided by Section 4(a)(2) of the Securities Act, or Regulation D or Regulation S promulgated thereunder.

Item 11.	Description of Registrant’s Securities to be Registered.

This description of our securities is a summary only of certain provisions contained in our Articles of Incorporation and is qualified in its entirety by reference to the complete terms contained therein.

Common Stock

Our Articles of Incorporation, as amended, authorizes the Company to issue 10,000,000,000 shares of Common Stock. As of October 18, 2019, 9,124,901,879 shares of our Common Stock were issued and outstanding, and such shares were held by approximately 249 shareholders. Our Common Stock is not traded on any stock exchange but it is quoted from time to time on the OTC Pink.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor.  In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. Holders of Common Stock do not have cumulative or preemptive rights.

Preferred Stock

As of the date of this registration statement, we are not authorized to issue any shares of preferred stock and we have not issued any such shares.

 Debt Securities

As of the date of this registration statement, we do not have not issued any outstanding debt securities.

Convertible Securities

As of the date of this registration statement, we do not have any outstanding options, warrants or other securities which are convertible into or exercisable for shares of our Common Stock.

Other Securities to Be Registered

We are not registering any securities other than our Common Stock in this registration statement.

Item 12.	Indemnification of Directors and Officers.

Section 78.7502 of the Nevada Corporation Law (the “NCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The NCL permits a corporation to provide in its articles of incorporation or bylaws that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

●	any breach of the director's duty of loyalty to the corporation or its stockholders;
●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	payments of unlawful dividends or unlawful stock repurchases or redemptions; or
●	any transaction from which the director derived an improper personal benefit.

As permitted by the NCL, the Company's bylaws contain such provisions.

Additionally, the NCL provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against liability asserted against or incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the authority to indemnify such person against such liabilities or expenses. The Company does not currently maintain such insurance.

The Company has not entered into indemnification agreements with any of its directors and officers.

Item 13.	Financial Statements and Supplementary Data.

The consolidated financial statements required by this Item begin on page F-1.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 15.	Financial Statements and Exhibits.

(a)	Financial Statements.

The consolidated financial statements included in this registration statement on Form 10 are listed in Item 13 and commence following page 40 of this registration statement.

(b)	Exhibits.

Exhibit No.	Description

3.1	Articles of Incorporation of Genufood Energy Enzymes Corp. dated June 21, 2010
3.2	Certificate of Amendment dated December 10, 2010 to Articles of Incorporation of Genufood Energy Enzymes Corp.
3.3	Certificate of Amendment dated August 1, 2014 to Articles of Incorporation of Genufood Energy Enzymes Corp.
3.4	Certificate of Amendment dated February 24, 2015 to Articles of Incorporation of Genufood Energy Enzymes Corp.
3.5	Bylaws of Genufood Energy Enzymes Corp.
10.1	Amended and Restated Settlement Agreement and Mutual Release made and entered into as of September 30, 2019 by and between Genufood Energy Enzymes Corp. and Jui Pin Lin
21	List of subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019	GENUFOOD ENERGY ENZYMES CORP.

	By	/s/ Kuang-Ming Tsai
	Name:	Kuang-Ming Tsai
	Title:	President

GENUFOOD ENERGY ENZYMES CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Genufood Energy Enzymes Corporation and subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Genufood Energy Enzymes Corporation and Subsidiary (the “Company”) as of September 30, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, stockholders’ deficiency, and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2018 and 2017, and the results of its consolidated operations and its cash flows for each of the years in then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has experienced recurring losses, negative cash flows from operations, has limited capital resources, and a net stockholders’ deficiency. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ DYH & Company

We have served as the Company’s auditor since 2017.

Brea, California
October 25, 2019

GENUFOOD ENERGY ENZYMES CORPORATION

CONSOLIDATED BALANCE SHEETS

(US$, except share data and per share data, or otherwise noted)

	As of September 30,
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$131,720	$110,614
Prepayment	35,066	-
Other current assets	1,190	-
Total Current Assets	167,976	110,614
Total Assets	$167,976	$110,614

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

CURRENT LIABILITIES
Accounts payable	$133,060	$129,308
Accrued expenses	627	15,384
Due to related parties	143,654	127,818
Total Current Liabilities	277,341	272,510

STOCKHOLDERS’ DEFICIENCY
Common stock; $0.001 par value; 10,000,000,000 shares authorized; 6,915,729,879 and 5,805,744,879 shares issued and outstanding as of September 30, 2018 and 2017, respectively	6,915,730	5,805,745
Additional paid-in capital	5,022,460	5,013,850
Discount on common stock	(4,311,995)	(3,527,391)
Accumulated other comprehensive loss	(191,856)	(192,570)
Accumulated deficit	(7,543,704)	(7,261,530)
Total Stockholders’ Deficiency	(109,365)	(161,896)

Total Liabilities and Stockholders’ Deficiency	$167,976	$110,614

See Accompanying Notes to Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US$, except share data and per share data, or otherwise noted)

	For the Years Ended September 30,
	2018		2017

REVENUE		$-		$-

OPERATING EXPENSES
General & administrative		282,176		213,796
Total operating expenses		282,176		213,796

LOSS FROM OPERATIONS		(282,176)		(213,796)

OTHER INCOME (EXPENSE)
Foreign currency loss		(10)		(1,120)
Interest income		12		12
Total other income (expense)		2		(1,108)

NET LOSS		$(282,174)		$(214,904)

OTHER COMPREHENSIVE LOSS

Foreign currency transaction adjustments		714		(948)
COMPREHENSIVE LOSS		$(281,460)		$(215,852)

BASIC & DILUTED LOSS PER SHARE	$	*	$	*

*	Less than $0.01 per share

See Accompanying Notes to Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORPORATION

CONSOILDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND 2017

(US$, except share data and per share data, or otherwise noted)

	Common Stock
	Number of Shares	Amount	Additional Paid-in-Capital	Discount on Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficiency
BALANCE AT SEPTEMBER 30, 2016	4,642,174,879	$4,642,175	$4,830,752	$(2,567,080)	$(7,046,626)	$(191,622)	$(332,401)
Common stocks issued for equity financing	1,163,570,000	1,163,570		(960,311)			203,259
Warrants issued for equity financing			183,098				183,098
Foreign currency translation adjustment						(948)	(948)
Net loss					(214,904)		(214,904)
BALANCE AT SEPTEMBER 30, 2017	5,805,744,879	5,805,745	5,013,850	(3,527,391)	(7,261,530)	(192,570)	(161,896)
Common stocks issued for equity financing	1,109,985,000	1,109,985		(784,604)			325,381
Warrants issued for equity financing			8,610				8,610
Foreign currency translation adjustment						714	714
Net loss					(282,174)		(282,174)
BALANCE AT SEPTEMBER 30, 2018	6,915,729,879	$6,915,730	$5,022,460	$(4,311,995)	$(7,543,704)	$(191,856)	$(109,365)

See Accompanying Notes to Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$, except share data and per share data, or otherwise noted)

	For the Years Ended September 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(282,174)	$(214,904)
Adjustments to reconcile net loss to net cash used in operating activities
Change in operating assets and liabilities
Prepayment	(35,066)	-
Other current assets	(1,190)	94
Accounts payable	4,051	(32,411)
Accrued expenses	(14,757)	(11,100)
Due to related parties	16,304	(21,002)
Net cash used in operating activities	(312,832)	(279,323)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	333,991	386,357
Net cash provided by financing activities	333,991	386,357

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(53)	(1,399)

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,106	105,635

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	110,614	4,979

CASH AND CASH EQUIVALENTS - END OF PERIOD	$131,720	$110,614

See Accompanying Notes to Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1- GENERAL ORGANIZATION AND BUSINESS

GenuFood Energy Enzymes Corp., USA (the “Company” or “GEEC”) was incorporated under the laws of the State of Nevada on June 21, 2010. The Company is a start-up company whose main focus was to promote, market, distribute and export a range of enzyme products for human and animal consumption, manufactured in the United States, for sale in certain Asian markets, including the Association of Southeast Asian Nations (“ASEAN”). The Company’s objective was to commence marketing and distribution of a range of enzyme products for human and animal consumption to sole country distributors, wholesalers, dealers and retailers, as well as to the general public following a Multi-Level Marketing – Franchise Investor Dealer Related (MLM-FIDR) concept, to begin with, in Taiwan, and then to China, Hong Kong, Macau, Thailand, Malaysia, Singapore and Sri Lanka.

On May 24, 2011, GEEC Internet Sales (Private) Limited (“GEECIS”), a wholly-owned subsidiary of GEEC, was established in the Democratic Socialist Republic of Sri Lanka. GEECIS was established initially to be responsible for GEEC’s internet sales worldwide, but its role changed to that of a sole country distributor. On August 8, 2013, GEECIS changed the company name from GEEC Internet Sales (Private) Limited to Genufood Enzymes Lanka (Private) Limited (“GELPL”).

On February 13, 2012 GEEC incorporated a wholly-owned subsidiary company, GEEC Enzymes (S) Pte Ltd (“GESPL”) in Singapore with a view to be the sole country distributor for certain enzymes products in Singapore.

In 2014, GEEC incorporated a wholly-owned subsidiary, Genufood Enzymes (Thailand) Co., Ltd. (“GETCL”), in Thailand.

On August 19, 2014, GEEC entered into a share exchange agreement with Natfresh Beverages Corp (“Natfresh”) pursuant to which shareholders of Natfresh were issued one share of GEEC common stock for each share of Natfresh stock. As a result of the share exchange, Natfresh became a wholly-owned subsidiary of GEEC.

The Company ceased business operation in mid- to late-2016. All subsidiaries, except for GESPL, were closed or disposed before end of 2016.

Since its inception, the Company has always been in the development stage and never generated significant revenues. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company’s current objective of commencing the marketing and distribution of its enzyme products and competitions from other enzyme product other manufacturer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Principle of Consolidation

The consolidated financial statements include the accounts of GEEC and its wholly-owned subsidiary GESPL. All significant inter-company accounts and transactions have been eliminated in consolidation. The other wholly-owned subsidiaries of the Company did not have accounting activities during the fiscal years ended September 30, 2018 and 2017.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. For the years ended September 30, 2018 and 2017, no significant estimates and assumptions have been made in the consolidated financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted primarily of cash, to the extent balances exceeded limits that were insured by the Federal Deposit Insurance Corporation. The Company does not require collateral and maintains reserves for potential credit losses. Such losses have historically been immaterial and have been within management’s expectations.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired to be cash equivalents. As of September 30, 2018 and 2017, the Company did not have cash equivalents. The Company’s cash were denominated in United States Dollars (“US$”), Singapore Dollars (“SGD”) and Taiwan Dollars (“TWD”) and were placed with banks in the United States of America, Singapore, and Taiwan.

Fair Value of Financial Instruments

The Company follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

●	Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 inputs are less observable and reflect our own assumptions.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts payable and accrued expenses and due to related parties. The carrying amounts of such financial instruments in the accompanying consolidated balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Foreign Currency Translation and Transactions

The reporting and functional currency of GEEC is the US$. The functional currency of GESPL, a wholly owned subsidiary of GEEC, is the SGD.

For financial reporting purposes, the financial statements of the Company’s Singapore subsidiary, which are prepared using the SGD, are translated into the Company’s reporting currency, US$. Assets and liabilities are translated using the exchange rate on the balance sheet date, which was 0.7313 and 0.7367 as of September 30, 2018 and 2017, respectively. Revenue and expenses are translated using average exchange rates prevailing during each reporting period. The 0.7435 and 0.7169 average exchange rates were used to translate revenues and expenses for the years ended September 30, 2018 and 2017. Stockholders’ equity (deficiency) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity (deficiency).

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transactions.  The resulting exchange difference, presented as foreign currency transaction gain (loss), is included in the accompanying consolidated statements of operations.

Business Segments

The Company operates in only one segment, thereafter segment disclosure is not presented.

Net Income (Loss) Per Share

The Company calculates net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share.” Basic income (loss) per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive. There were no potential dilutive debt or equity instruments issued and outstanding at any time during the years ended September 30, 2018 and 2017.

Discounts on Common Stock

Common stocks issued under the Company’s par value are treated as common stocks issued under discounts. The portion of the discount is shown separately as a deduction from the Company’s account of common stock on the Company’s consolidated financial statements.

Stock-Based Compensation

The Company accounts for its stock-based compensation in which the Company obtains employee services in share-based payment transactions under FASB ASC Topic 718, Compensation – Stock Compensation, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments over the vesting period.

The Company also adopted FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, to account for equity instruments issued to parties other than employees for acquiring goods or services. Such awards for services are recorded at either the fair value of the consideration received or the fair value of the instruments issued in exchange for such services, whichever is more reliably measurable.

No stock based compensation was issued or outstanding during the years ended September 30, 2018 and 2017.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the Company’s deferred tax assets to the amount that is more likely than not to be realized.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

There were no current and deferred income tax provision recorded for the years ended September 30, 2018 and 2017 since the Company is in developing stage and did not generate any revenues in the two fiscal years.

Recent Accounting Pronouncements

The Company has reviewed the following recent accounting pronouncements and concluded that they were either not applicable or had no impact to the Company’s consolidated financial statements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ASU 606, to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for public business entities for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. For all other entities, ASU 606 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The new standard currently is not applicable to the Company since the Company is still in development stage and does not generate revenue.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements but does not expect it to have a significant impact.

In February 2016, FASB issued ASU No. 2016–02, “Leases (Topic 842)”, ASU 842, which creates new accounting and reporting guidelines for leasing arrangements. The new guidance requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for public business entities for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. For all other entities, ASC 842 is effective for annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements but does not expect it to have a significant impact.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Company does not expect that the adoption of the standard to have an impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. ASU 2016-15 provides guidance for eight specific cash flow issues with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The effective date for ASU 2016-15 is for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of ASU 2016-15 on the Company’s consolidated financial statements but does not expect it to have a significant impact.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The adoption of the guidance does not have impact to the Company’s statement of cash flows as the Company currently does not have restricted cash or restricted cash equivalents.

In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EIFT Meeting and Rescission of Prior SEC Staff Announcement and Observer Comments. The transition provisions in ASC Topic 606 require that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is still in the process of evaluation of the impact.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, The ASU provides final guidance aligning the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance allows nonpublic entities to account for nonemployee awards using certain practical expedients that are already available for employee awards, but the same accounting policies must be used for awards to both employees and nonemployees. The guidance is effective for public business entities in annual periods beginning after 15 December 2018, and interim periods within those years. For all other entities, it is effective in annual periods beginning after 15 December 2019, and interim periods within annual periods beginning after 15 December 2020. Early adoption is permitted, including in an interim period, but not before an entity adopts the new revenue guidance. The new guidance should be applied to all new awards granted after the date of adoption. In addition, all liability-classified awards that have not been settled and equity-classified awards for which a measurement date has not been established under ASC 505-50 by the adoption date should be re-measured. These awards should be re-measured at fair value as of the adoption date, with a cumulative effect adjustment to opening retained earnings in the fiscal year of adoption. The Company is still in the process of evaluation of the impact.

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2018-13 - Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update apply to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company will evaluate the impact of the new standards in the fiscal year when it becomes effective.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As of September 30, 2018 and 2017, the Company experienced an accumulated deficit of $7,543,704 and $7,261,530, respectively that includes a net loss of $282,174 and $214,904 for the years ended September 30, 2018 and 2017, respectively. To date, the Company’s cash flow requirements have been primarily met through proceeds received from sales of common stock. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

The Company is actively pursuing additional funding, subject to the requirement that the Company increase the number of authorized and unissued shares of its Common Stock before engaging in further capital raising transactions and strategic partners, which may include the Company’s potential acquirer in a possible reverse merger transaction, to enable the Company to implement its business plan. Management believes that these actions, if successful, will allow the Company to continue its operations through the next fiscal year.

NOTE 4 – STOCKHOLDERS’ EQUITY

The Company is authorized under its articles of incorporation to issue 10,000,000,000 shares of Common Stock, par value $0.001 per share.

Disputed Shares

NatFresh was incorporated in the State of Nevada in 2012. In 2013, Natfresh engaged in a private offering of its common stock (the “Natfresh Offering”), pursuant to which Natfresh raised $3 million. The Company’s management believes that approximately 15 persons (collectively, “Group B”) did not pay for an aggregate 546,460,641 shares of Natfresh common stock in the Natfresh Offering and that approximately 36 individuals (collectively, “Group A”) paid 100% of the consideration for these shares of Natfresh common stock in the Natfresh Offering. However, these shares of Natfresh common stock were issued to the persons comprising Group B and none of these shares were issued to the individuals comprising Group A.

On August 19, 2014, the Company entered into a share exchange agreement with Natfresh (the “Natfresh Exchange Agreement”), pursuant to which the shareholders of Natfresh were issued one share of GEEC common stock for each share of Natfresh stock they owned as of the record date of the transaction.

Pursuant to the Natfresh Exchange Agreement, among the shares issued by GEEC to all Natfresh shareholders were 546,460,641 shares of GEEC Common Stock (the “Disputed Shares”), which were issued by Oliver Lin’s management to Group B. The Company’s current management believes that the Disputed Shares should have been issued to Group A, since Group A, rather than Group B, had paid for the shares in question in the Natfresh Offering. However, the Company’s current management believes also that all shares of Natfresh common stock, including the Disputed Shares, were fully paid at the time of the Natfresh Offering and, therefore, all such shares, including the Disputed Shares, that were issued pursuant to the Natfresh Exchange Agreement were fully paid at the time of their issuance.

The Company’s current management is aware of an attempt by Group A and Group B to negotiate and enter into an agreement (the “Group A/Group B Settlement Agreement”), pursuant to which, among other things, (i) Group B would transfer all of the Disputed Shares to Group A in proportion to the consideration paid by the individuals comprising Group A during the Natfresh Offering and (ii) both Group A and Group B would indemnify the Company and hold the Company harmless for all matters arising out of or related in any manner whatsoever to the Disputed Shares.

As of the date of filing of this registration statement, the Group A/Group B Settlement Agreement has not yet been signed. The Company continues to monitor developments in this matter. If Group A and Group B do not sign and consummate the transactions provided for in the Group A/Group B Settlement Agreement, it is uncertain what liability the Company might face for the improper issuance of the Disputed Shares to Group B pursuant to the Natfresh Exchange Agreement and the failure to issue the Disputed Shares to Group A.

Issuance of Common Stock

Fiscal 2017

On February 16, 2017, the Company completed a unit offering of 563,570,000 units at $0.0001 per unit to 5 investors. Each unit consists of one common share and one non-transferable warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.0005 per share, exercisable immediately upon issuance and expiring after six months. These warrants subsequently expired and unexercised.

On March 9 and April 5, 2017, the Company completed two additional unit offerings of 600,000,000 units to 2 investors at a price of $0.0001 and $0.001, respectively. Each unit contain one common share and one non-transferable warrant entitling the holder to acquire one common share at an exercise price of $0.0005 per share, exercisable immediately upon issuance and expiring after six months. These warrants subsequently expired and unexercised.

Total proceeds from the above unit offerings in fiscal 2017 was $386,357. The transaction costs associated with the issuances were immaterial.

The proceeds from the three offerings in fiscal 2017 were allocated to the common shares and warrants based on the relative fair value approach as below:

Fair value of common shares	$266,357
Fair value of warrants	236,149
Total fair value of the unit offering before allocation	$502,506

Proceeds to be allocated	$386,357
Relative fair value allocated to: Common shares	203,259
Relative fair value allocated to: Warrants	183,098
Total	$386,357

The common shares were valued at the Company’s trading share prices of $0.0001, $0.0003 and $0.0004 as at February 16, 2017, March 9, 2017 and April 5, 2017 respectively. The share purchase warrants were valued using the Black-Scholes option pricing model with the following assumptions:

Expected risk free interest rate	0.66% - 0.95%
Expected annual volatility	479.03% - 507.92%
Expected contractual life in years	0.50
Expected annual dividend yield	0.00%

The $203,259 fair value allocated to common shares were recorded in common stock in the amount of $ 1,163,570 and in discount on common stock in the amount of $960,311 respectively. The $183,098 fair value allocated to warrants was recorded in additional paid-in-capital.

Fiscal 2018

During the fiscal year of 2018, the Company completed offerings of 1,109,985,000 shares at a price range from $0.0001 to $0.0004 to various investors. Of these equity financing transactions, one transaction completed on November 1, 2017 with an investor was through a unit offering. The total unit offered to this investor was 200,000,000 units and each unit consists of one common share and one non-transferable warrant entitling this investor to acquire one common share at an exercise price of $0.0005 per share, exercisable immediately upon issuance and expiring after six months.

Total proceeds from the fiscal 2018 share issuances was $333,991. The transaction costs associated with the issuances were immaterial.

The proceeds from the November 1, 2017 unit offering was $20,000, which was allocated to the common shares and warrants based on the relative fair value approach as below:

Fair value of common shares	$100,000
Fair value of warrants	75,600
Total fair value of the unit offering before allocation	$175,600

Proceeds to be allocated	$20,000
Relative fair value allocated to: Common shares	11,390
Relative fair value allocated to: Warrants	8,610
Total	$20,000

The common share was valued at the Company’s trading share prices of $0.0005 as at November 1, 2017. The share purchase warrant was valued using the Black-Scholes option pricing model with the following assumptions:

Expected risk free interest rate	1.30%
Expected annual volatility	328.71%
Expected contractual life in years	0.50
Expected annual dividend yield	0.00%

The $11,390 fair value allocated to common shares were recorded in common stock in the amount of $ 200,000 and in discount on common stock in the amount of $188,610 respectively. The $8,610 fair value allocated to warrants was recorded in additional paid-in-capital.

NOTE 5 – RELATED PARTY TRANSACTIONS

Related Parties

Name of related parties	Relationship with the Company
Yi lung (Oliver) Lin	Principal shareholder, former President and CFO
Kuang Ming (James) Tsai	President, CEO, CFO and director and shareholder
Ching Ming (James) Hsu	Director and shareholder
Yi Ling (Betty) Chen	Director and shareholder
Access Management Consulting and Marketing Pte Ltd. (“AMCM”)	Company controlled by Oliver Lin

 Due to related party balance

The Company’s related party balances are as follows:

	September 30, 2018	September 30, 2017
AMCM	$63,554	$64,022
Oliver Lin	-	49,796
James Tsai	16,000	-
Betty Chen	34,000	7,000
James Hsu	30,100	7,000
Total	$143,654	$127,818

The balances due to AMCM and Oliver Lin were carried forward from previous year. The balance due to AMCM was related to sharing of office space in Singapore and the balance due to Oliver Lin was related to salary payable to him.

The balances due to James Tsai, Betty Chen and James Hsu were related to the unpaid compensations due to these officers and directors.

All the above related party balances are unsecured, interest-free and due on demand.

NOTE 6 – INCOME TAXES

The Company has not generated any revenue from any source in the US and had consolidated net loss for all the years since inception in 2010. Management believes GEEC does not have any US income tax liability due. However, even the Company does not have US income tax liability, it may be required to filing Form 5471 each year to the Internal Revenue Service (IRS) of Department of Treasury. GEEC falls in the Category Five Filer (as a domestic corporation). The Company used to have subsidiaries: GEECIS in Sri Lanka that was established in May 2011, GESPL in Singapore that was established in February 2012, GESTL in Thailand that was established in December 2014. While subsidiaries in Sri Lanka and Thailand were disposed in 2014 and 2016, respectively and the Singapore subsidiary has been inactive since 2016.

IRC Section 6038(a) requires information reporting with respect to certain foreign corporations (Form 5471) and describes the information required to be reported on this form. IRC Section 6038(b)(1) provides for a monetary penalty of $10,000 for each Form 5471 that is filed after the due date of the income tax return (including extensions) or does not include the complete and accurate information described in Section 6038(a). According to IRS rules, a penalty may apply to each Form 5471 which is filed after the due date of the income tax return. The penalty will be applied whether or not any tax is due on Form 1120.

The Company believes that based on the current information available, it is difficult to determine whether it is probable that the Company will be charged penalties by IRS for late filing of Form 5471 and even if it will be, it is difficult to reasonably estimate the amount of the penalties.

NOTE 7 – COMMITMENTS AND CONTIGINCIES

Operating lease commitments

The Company has a virtual office agreement in Los Angeles. The Agreement is on a month-to-month basis. One month’s written notification is required by either party to terminate this Agreement. As of September 30, 2018, the Company has no material commitments under operating leases.

Legal proceedings

On or about November 6, 2017, Oliver Lin filed a law suit against the Company in District Court, Clark County, Nevada. Oliver Lin claimed that he was owed money under an employment agreement he entered into with the Company on or about September 1, 2012 (the “2012 Agreement”), pursuant to which Oliver Lin was to act as the Company’s President and Chief Executive Officer. Oliver Lin alleged that pursuant to an agreement dated April 18, 2017 (the “2017 Agreement”) he entered into with the Company that provided, among other things, for Oliver Lin’s resignation from all positions he held with the Company, the Company agreed to pay Oliver Lin all amounts due and owing to him under the 2012 Agreement within two days. Oliver Lin alleged that as of the date of the execution of the 2017 Agreement, the Company owed him $49,726 and that amount was not paid by the Company. Oliver Lin further claims that he sent a demand letter to the Company on September 5, 2017.

The Company was unaware of the filing of the lawsuit by Oliver Lin because it was not provided a copy of the complaint by the Company’s then corporate agent. Had the Company been aware of the complaint, current management believes that the Company would have had meritorious defense to the suit.

On or about September 14, 2018, the Company, which was still not aware of the lawsuit, was notified by its bank that the Company’s bank account had been attached, but no reason was given. Over the following two weeks, the Company investigated the situation and first learned of (i) the existence of the lawsuit; (ii) the entry of a corrected default judgment in Nevada against the Company on February 8, 2018; (iii) the entry of a sister-state judgment in California against the Company on February 20, 2018; (iv) a writ of execution issued against the company on June 26, 2018; and (v) the receipt on September 13, 2018 by the Company’s bank of the writ of execution.

During this investigation, the Company also learned that its then-current corporate agent failed to forward the court filings, or failed to properly forward the court filings, to the Company. By the time the Company learned of the entire situation, including the reason for the attachment of its bank account, the period of time to contest the attachment had expired in California.

As a result of the above judgment against the Company, an order of attachment was executed against the Company’s bank account in the amount of $55,367, not including bank fees, on September 13, 2018, and an additional attachment was executed against the Company’s bank account in the amount of $8,743, not including bank fees, on March 28, 2019, for an aggregate amount of $64,110, not including bank fees.

Other than as described above, there are presently no material pending legal proceedings to which the Company is a party or as to which any of our property is subject, and no such proceedings are known to the Company to be threatened or contemplated against the Company. Management believes that it is adequately insured for its operations and there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Issuance of Common Stock

On December 13, 2018, the Company’s Board of Directors passed a resolution to allow previously unpaid salaries and car allowance to be settled through conversion into shares of the Company’s common stock at a price of $0.0005 per share. Therefore, $80,100 is expected to be converted into 160,200,000 shares by James Tsai Kuan Ming, Betty Chen Yi Ling, and James Hsu Chin Ming as officers’ compensations for their services performed during fiscal year of 2018. However, these conversions cannot take place and the related shares issued until such time as the Company shall have a sufficient number of authorized and unissued shares of Common Stock available for such issuance. The related expenses, however, have already been reflected in the 2018 consolidated financial statements.

From January 22, 2019 to June 3, 2019, the Company sold an aggregate 409,172,000 shares of our common stock to 42 individuals at a price of $0.0005 per share, for aggregate gross proceeds of $204,586. The Company conducted a rescission offer with respect to these sales from July 1, 2019 through July 15, 2019, to address the fact that certain disclosure about our full plan of operations was not contained in the private placement memorandum the Company originally used in the offering. After receiving additional disclosure information, all 42 subscribers in the offering elected to confirm their subscriptions, which subscriptions were accepted by the Company on July 16, 2019, upon the completion of the rescission offer.

Legal proceedings

On March 28, 2019, an order of attachment was executed against the Company’s bank account in the amount of $8,743, not including bank fees. It is related to the litigation with Oliver Lin. Refer to Note 7 for more details.

GENUFOOD ENERGY ENZYMES CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GENUFOOD ENERGY ENZYMES CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$, except share data and per share data, or otherwise noted)

	As of June 30,	As of September 30
	2019	2018
ASSETS	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$190,728	$131,720
Prepayment	25,165	35,066
Other current assets	-	1,190
Total Current Assets	215,893	167,976
Total Assets	$215,893	$167,976

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
CURRENT LIABILITIES
Accounts payable	$135,458	$133,060
Accrued expenses	12,145	627
Due to related parties	195,678	143,654
Other liability	204,586	-
Total Current Liabilities	547,867	277,341

STOCKHOLDERS’ DEFICIENCY
Common stock; $0.001 par value; 10,000,000,000 shares authorized; 6,915,729,879 shares issued and outstanding as of June 30, 2019 and September 30, 2018	6,915,730	6,915,730
Additional paid-in capital	5,022,460	5,022,460
Discount on common stock	(4,311,995)	(4,311,995)
Accumulated other comprehensive loss	(193,025)	(191,856)
Accumulated deficit	(7,765,144)	(7,543,704)
Total Stockholders’ Deficiency	(331,974)	(109,365)
Total Liabilities and Stockholders’ Deficiency	$215,893	$167,976

See Accompanying Notes to Condensed Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US$, except share data and per share data, or otherwise noted)

	For the Nine Months Ended		For the Three Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUE	$-	$-	$-	$-

OPERATING EXPENSES
General & administrative expenses	221,372	171,087	72,501	40,408
Total operating expenses	221,372	171,087	72,501	40,408

LOSS FROM OPERATIONS	(221,372)	(171,087)	(72,501)	(40,408)

OTHER INCOME (EXPENSE)
Interest income	6	8	2	5
Foreign currency loss	(197)	-	(171)	(105)
Other non-operating income, net	123	-	-	-
Total other income (expense)	(68)	8	(169)	(100)

Loss before income taxes	(221,440)	(171,079)	(72,670)	(40,508)

Provision for income taxes	-	-	-	-

NET LOSS	$(221,440)	$(171,079)	$(72,670)	$(40,508)
Other comprehensive loss	-	-	-	-
Foreign currency translation adjustments	(1,169)	345	(178)	(1,095)
TOTAL COMPREHENSIVE LOSS	$(222,609)	$(170,734)	$(72,848)	$(41,603)

BASIC & DILUTED LOSS PER SHARE	$ *	$ *	$ *	$ *

WEIGHTED AVERAGE NUMBER OF ORGINARY SHARES-BASIC & DILUTED	6,915,729,879	6,243,817,132	6,915,729,879	6,786,994,384

*	Less than $0.01

See Accompanying Notes to Condensed Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORPORATION
CONDENSED CONSOILDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(US$, except share data and per share data, or otherwise noted)

For the Nine Months Ended June 30, 2019

	Common Stock					Accumulated Other	Total
	Number of Shares	Amount	Additional Paid-in-Capital	Discount on Common Stock	Accumulated Deficit	Comprehensive loss	Stockholders’ Deficiency
BALANCE AT SEPTEMBER 30, 2018	6,915,729,879	$6,915,730	$5,022,460	$(4,311,995)	$(7,543,704)	$(191,856)	$(109,365)
Foreign currency translation adjustment						(324)	(324)
Net loss					(71,245)		(71,245)
BALANCE AT DECEMBER 31, 2018 (UNAUDITED)	6,915,729,879	6,915,730	5,022,460	(4,311,995)	(7,614,949)	(192,180)	(180,934)
Foreign currency translation adjustment						(667)	(667)
Net loss					(77,525)		(77,525)
BALANCE AT MARECH 31, 2019 (UNAUDITED)	6,915,729,879	6,915,730	5,022,460	(4,311,995)	(7,692,474)	(192,847)	(259,126)
Foreign currency translation adjustment						(178)	(178)
Net loss					(72,670)		(72,670)
BALANCE AT JUNE 30, 2019 (UNAUDITED)	6,915,729,879	$6,915,730	$5,022,460	$(4,311,995)	$(7,765,144)	$(193,025)	$(331,974)

For the Nine Months Ended June 30, 2018

	Common Stock					Accumulated Other	Total
	Number of Shares	Amount	Additional Paid-in-Capital	Discount on Common Stock	Accumulated Deficit	Comprehensive loss	Stockholders’ Deficiency
BALANCE AT SEPTEMBER 30, 2017	5,805,744,879	$5,805,745	$5,013,850	$(3,527,391)	$(7,261,530)	$(192,570)	$(161,896)
Common stocks issued for equity financing	200,000,000	200,000		(188,610)			11,390
Warrants issued for equity financing			8,610				8,610
Foreign currency translation adjustment						743	743
Net loss					(93,507)		(93,507)
BALANCE AT DECEMBER 31, 2017 (UNAUIDTED)	6,005,744,879	6,005,745	5,022,460	(3,716,001)	(7,355,037)	(191,827)	(234,660)
Common stock issued for cash	300,020,000	300,020		(201,404)			98,616
Foreign currency translation adjustment						697	697
Net loss					(37,064)		(37,064)
BALANCE AT MARECH 31, 2018 (UNAUDITED)	6,305,764,879	6,305,765	5,022,460	(3,917,405)	(7,392,101)	(191,130)	(172,411)
Common stock issued for cash	609,965,000	609,965		(394,590)			215,375
Foreign currency translation adjustment						(1,095)	(1,095)
Net loss					(40,508)		(40,508)
BALANCE AT JUNE 30, 2018 (UNAUDITED)	6,915,729,879	$6,915,730	$5,022,460	$(4,311,995)	$(7,432,609)	$(192,225)	$1,361

See Accompanying Notes to Condensed Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$, except share data and per share data, or otherwise noted)

	For the Nine Months Ended June 30,
	2019	2018

	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(221,440)	$(171,079)
Adjustments to reconcile net loss to net cash used in operating activities
Change in operating assets and liabilities
Prepayment	9,901	(10,084)
Other current assets	1,190	(1,190)
Accounts payable	1,952	9,891
Accrued expenses	11,519	(14,753)
Due to related parties	51,300	44,000
Net cash used in operating activities	(145,578)	(143,215)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	333,991
Receipts for subscription of common stock	204,586	-
Net cash provided by financing activities	204,586	333,991

EFFECT OF EXCHANGE RATE CHANGES ON CASH	-	(99)

NET INCREASE IN CASH AND CASH EQUIVALENTS	59,008	190,677

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	131,720	110,614

CASH AND CASH EQUIVALENTS - END OF PERIOD	$190,728	$301,291

See Accompanying Notes to Condensed Consolidated Financial Statements.

GENUFOOD ENERGY ENZYMES CORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1- GENERAL ORGANIZATION AND BUSINESS

GenuFood Energy Enzymes Corp., USA (the “Company” or “GEEC”) was incorporated under the laws of the State of Nevada on June 21, 2010. The Company is a start-up company whose main focus was to promote, market, distribute and export a range of enzyme products for human and animal consumption, manufactured in the United States, for sale in certain Asian markets, including the Association of Southeast Asian Nations (“ASEAN”). The Company’s objective was to commence marketing and distribution of a range of enzyme products for human and animal consumption to sole country distributors, wholesalers, dealers and retailers, as well as to the general public following a Multi-Level Marketing – Franchise Investor Dealer Related (MLM-FIDR) concept, to begin with, in Taiwan, and then to China, Hong Kong, Macau, Thailand, Malaysia, Singapore and Sri Lanka.

On May 24, 2011, GEEC Internet Sales (Private) Limited (“GEECIS”), a wholly-owned subsidiary of GEEC, was established in the Democratic Socialist Republic of Sri Lanka. GEECIS was established initially to be responsible for GEEC’s internet sales worldwide, but its role changed to that of a sole country distributor. On August 8, 2013, GEECIS changed the company name from GEEC Internet Sales (Private) Limited to Genufood Enzymes Lanka (Private) Limited (“GELPL”).

On February 13, 2012 GEEC incorporated a wholly-owned subsidiary company, GEEC Enzymes (S) Pte Ltd (“GESPL”) in Singapore with a view to be the sole country distributor for certain enzymes products in Singapore.

In 2014, GEEC incorporated a wholly-owned subsidiary, Genufood Enzymes (Thailand) Co., Ltd. (“GETCL”), in Thailand.

On August 19, 2014, GEEC entered into a share exchange agreement with Natfresh Beverages Corp (“Natfresh”) pursuant to which shareholders of Natfresh were issued one share of GEEC common stock for each share of Natfresh stock. As a result of the share exchange, Natfresh became a wholly-owned subsidiary of GEEC.

The Company ceased business operation in mid- to late-2016. All subsidiaries, except for GESPL, were closed or disposed before end of 2016.

Since its inception, the Company has always been in the development stage and never generated significant revenues. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company’s current objective of commencing the marketing and distribution of its enzyme products and competitions from other enzyme product other manufacturer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring items, which, in the opinion of management, are necessary for a fair statement of the results of operations for the periods shown and are not necessarily indicative of the results to be expected for the full year ending September 30, 2019. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended September 30, 2018 that are included in the Company’s Form 10 filing.

Principle of Consolidation

The consolidated financial statements include the accounts of GEEC and its wholly-owned subsidiary GESPL. All significant inter-company accounts and transactions have been eliminated in consolidation. The other wholly-owned subsidiaries of the Company did not have accounting activities during the nine-month periods ended June 30, 2019 and 2018.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  For the three and nine months ended June 30, 2019 and 2018, no significant estimates and assumptions have been made in the condensed interim consolidated financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted primarily of cash, to the extent balances exceeded limits that were insured by the Federal Deposit Insurance Corporation. The Company does not require collateral and maintains reserves for potential credit losses. Such losses have historically been immaterial and have been within management’s expectations.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired to be cash equivalents. As of June 30, 2019 and September 30, 2018, the Company did not have cash equivalents. The Company’s cash was denominated in United States Dollars (“US$”) or Taiwan Dollars (“TWD”) and was placed with banks in the United States of America and Taiwan.

Fair Value of Financial Instruments

The Company follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

●	Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 inputs are less observable and reflect our own assumptions.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts payable and accrued expenses, and due to related parties. The carrying amounts of such financial instruments in the accompanying consolidated balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Foreign Currency Translation and Transactions

The reporting and functional currency of GEEC is the US$. The functional currency of GESPL, a wholly owned subsidiary of GEEC, is the SGD.

For financial reporting purposes, the financial statements of the Company’s Singapore subsidiary, which are prepared using the SGD, are translated into the Company’s reporting currency, US$. Assets and liabilities are translated using the exchange rate on the balance sheet date, which was 0.7396 and 0.7313 as of June 30, 2019 and September 30, 2018, respectively. Revenue and expenses are translated using average exchange rates prevailing during each reporting period. The 0.7328 and 0.7484 average exchange rates were used to translate revenues and expenses for the reporting periods ended June 30, 2019 and 2018. Stockholders’ equity (deficiency) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity (deficiency).

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  The resulting exchange difference, presented as foreign currency transaction gain (loss), is included in the accompanying consolidated statements of operations.

Business Segments

The Company operates in only one segment, thereafter segment disclosure is not presented.

Net Income (Loss) Per Share

The Company calculates net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share.” Basic income (loss) per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive. There were no potential dilutive debt or equity instruments issued and outstanding at any time during the nine months ended June 30, 2019 and 2018.

Discounts on Common Stock

Common stocks issued under the Company’s par value are treated as common stocks issued under discounts. The portion of the discount is shown separately as a deduction from the Company’s account of common stock on the Company’s consolidated financial statements.

Stock-Based Compensation

The Company accounts for its stock-based compensation in which the Company obtains employee services in share-based payment transactions under FASB ASC Topic 718, Compensation – Stock Compensation, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments over the vesting period.

The Company also adopted FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, to account for equity instruments issued to parties other than employees for acquiring goods or services. Such awards for services are recorded at either the fair value of the consideration received or the fair value of the instruments issued in exchange for such services, whichever is more reliably measurable.

No stock based compensation was issued or outstanding during the nine months ended June 30, 2019 and 2018.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the Company’s deferred tax assets to the amount that is more likely than not to be realized.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

There were no current and deferred income tax provision recorded for the three and nine months ended June 30, 2019 and 2018 since the Company is in developing stage and did not generate any revenues in the two fiscal periods.

Recent Accounting Pronouncements

The Company has reviewed the following recent accounting pronouncements and concluded that they were either not applicable or had no impact to the Company’s consolidated financial statements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ASU 606, to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for public business entities for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. For all other entities, ASU 606 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The new standard currently is not applicable to the Company since the Company is still in development stage and does not generate revenue.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements but does not expect it to have a significant impact.

In February 2016, FASB issued ASU No. 2016–02, “Leases (Topic 842)”, ASU 842, which creates new accounting and reporting guidelines for leasing arrangements. The new guidance requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for public business entities for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. For all other entities, ASC 842 is effective for annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements but does not expect it to have a significant impact.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Company does not expect that the adoption of the standard to have an impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. ASU 2016-15 provides guidance for eight specific cash flow issues with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The effective date for ASU 2016-15 is for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of ASU 2016-15 on the Company’s consolidated financial statements but does not expect it to have a significant impact.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The adoption of the guidance does not have impact to the Company’s statement of cash flows as the Company currently does not have restricted cash or restricted cash equivalents.

In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EIFT Meeting and Rescission of Prior SEC Staff Announcement and Observer Comments. The transition provisions in ASC Topic 606 require that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is still in the process of evaluation of the impact.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, The ASU provides final guidance aligning the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance allows nonpublic entities to account for nonemployee awards using certain practical expedients that are already available for employee awards, but the same accounting policies must be used for awards to both employees and nonemployees. The guidance is effective for public business entities in annual periods beginning after 15 December 2018, and interim periods within those years. For all other entities, it is effective in annual periods beginning after 15 December 2019, and interim periods within annual periods beginning after 15 December 2020. Early adoption is permitted, including in an interim period, but not before an entity adopts the new revenue guidance. The new guidance should be applied to all new awards granted after the date of adoption. In addition, all liability-classified awards that have not been settled and equity-classified awards for which a measurement date has not been established under ASC 505-50 by the adoption date should be re-measured. These awards should be re-measured at fair value as of the adoption date, with a cumulative effect adjustment to opening retained earnings in the fiscal year of adoption. The Company is still in the process of evaluation of the impact.

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2018-13 - Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update apply to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company will evaluate the impact of the new standards in the fiscal year when it becomes effective.

NOTE 3 – GOING CONCERN

As of June 30, 2019 and September 30, 2018, the Company experienced an accumulated deficit of $7,765,144 and $7,543,704, respectively that includes a net loss of $221,440 and $171,079 for the nine months ended June 30, 2019 and 2018, respectively. To date, the Company’s cash flow requirements have been primarily met through proceeds received from sales of common stock. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

The Company is actively pursuing additional funding, subject to the requirement that the Company increase the number of authorized and unissued shares of its Common Stock before engaging in further capital raising transactions and strategic partners, which may include the Company’s potential acquirer in a possible reverse merger transaction, to enable it to implement the Company’s business plan. Management believes that these actions, if successful, will allow the Company to continue its operations through the next 12 months.

NOTE 4 – STOCKHOLDERS’ EQUITY

The Company is authorized under its articles of incorporation to issue 10,000,000,000 shares of Common Stock, par value $0.001 per share.

Disputed Shares

NatFresh was incorporated in the State of Nevada in 2012. In 2013, Natfresh engaged in the Natfresh Offering, pursuant to which Natfresh raised $3 million. The Company’s management believes that approximately 15 persons collectively comprising Group B did not pay for an aggregate 546,460,641 shares of Natfresh common stock in the Natfresh Offering and that approximately 36 individuals collectively comprising Group A paid 100% of the consideration for these shares of Natfresh common stock in the Natfresh Offering. However, these shares of Natfresh common stock were issued to the persons comprising Group B and none of these shares were issued to the individuals comprising Group A.

On August 19, 2014, the Company entered into the Natfresh Exchange Agreement, pursuant to which the shareholders of Natfresh were issued one share of GEEC common stock for each share of Natfresh stock they owned as of the record date of the transaction.

Pursuant to the Natfresh Exchange Agreement, among the shares issued by GEEC to all Natfresh shareholders were 546,460,641 shares of GEEC Common Stock constituting the Disputed Shares, which were issued by Oliver Lin’s management to Group B. The Company’s current management believes that the Disputed Shares should have been issued to Group A, since Group A, rather than Group B, had paid for the shares in question in the Natfresh Offering. However, the Company’s current management believes also that all shares of Natfresh common stock, including the Disputed Shares, were fully paid at the time of the Natfresh Offering and, therefore, all such shares, including the Disputed Shares, that were issued pursuant to the Natfresh Exchange Agreement were fully paid at the time of their issuance.

The Company’s current management is aware of an attempt by Group A and Group B to negotiate and enter into the Group A/Group B Settlement Agreement, pursuant to which, among other things, (i) Group B would transfer all of the Disputed Shares to Group A in proportion to the consideration paid by the individuals comprising Group A during the Natfresh Offering and (ii) both Group A and Group B would indemnify the Company and hold the Company harmless for all matters arising out of or related in any manner whatsoever to the Disputed Shares.

As of the date of filing of this registration statement, the Group A/Group B Settlement Agreement has not yet been signed. The Company continues to monitor developments in this matter. If Group A and Group B do not sign and consummate the transactions provided for in the Group A/Group B Settlement Agreement, it is uncertain what liability the Company might face for the improper issuance of the Disputed Shares to Group B pursuant to the Natfresh Exchange Agreement and the failure to issue the Disputed Shares to Group A.

Issuance of Common Stock

During the nine months ended June 30, 2019, the Company did not issue any common stock.

During the nine months ended June 30, 2018, the Company issued an aggregate of 1,109,985,000 shares of common stock at price range from $0.0001 to $0.0004 per share to 33 investors. Total proceeds from these share issuances was $333,991. The transaction costs associated with the issuances were immaterial. Of these equity financing transactions, one transaction completed on November 1, 2017 with an investor was through a unit offering. The total unit offered to this investor was 200,000,000 units and each unit consists of one common share and one non-transferable warrant entitling this investor to acquire one common share at an exercise price of $0.0005 per share, exercisable immediately upon issuance and expiring after six months.

The proceeds from the November 1, 2017 unit offering was $20,000, which was allocated to the common shares and warrants based on the relative fair value approach as below:

Fair value of common shares	$100,000
Fair value of warrants	75,600
Total fair value of the unit offering before allocation	$175,600

Proceeds to be allocated	$20,000
Relative fair value allocated to: Common shares	11,390
Relative fair value allocated to: Warrants	8,610
Total	$20,000

The common share was valued at the Company’s trading share prices of $0.0005 as at November 1, 2017. The share purchase warrant was valued using the Black-Scholes option pricing model with the following assumptions:

Expected risk free interest rate	1.30%
Expected annual volatility	328.71%
Expected contractual life in years	0.50
Expected annual dividend yield	0.00%

The $11,390 fair value allocated to common shares were recorded in common stock in the amount of $ 200,000 and in discount on common stock in the amount of $188,610 respectively. The $8,610 fair value allocated to warrants was recorded in additional paid-in-capital.

NOTE 5 – RELATED PARTY TRANSACTIONS

Related Parties

Name of related parties	Relationship with the Company
Yi lung (Oliver) Lin	Principal shareholder, former President and CFO
Kuang Ming (James) Tsai	President, CEO, CFO and director and shareholder
Ching Ming (James) Hsu	Director and shareholder
Yi Ling (Betty) Chen	Director and shareholder
Access Management Consulting and Marketing Pte Ltd. (“AMCM”)	Company controlled by Oliver Lin

Due to related party balance

The Company’s related party balances are as follows:

	June 30, 2019	September 30, 2018
AMCM	$64,278	$63,554
James Tsai	43,000	16,000
Betty Chen	52,000	34,000
James Hsu	36,400	30,100
Total	$195,678	$143,654

The balances due to AMCM were carried forward from previous year. The balance due to AMCM was related to sharing of office space in Singapore.

The balances due to James Tsai, Betty Chen and James Hsu were related to unpaid compensations due to these officers and directors.

The related party balances are unsecured, interest-free and due on demand.

NOTE 6 – OTHER LIABILITY

The company commenced a private offering began on January 22, 2019 and was terminated on June 3, 2019. The Company terminated the Offering after consulting with professional advisors and determining that certain material information was not included in the Private Placement Memorandum dated May 16, 2019 (the “Memorandum”), which information should have been provided to investors before they made their investment decision. The Company received subscriptions for an aggregate 409,172,000 shares at $0.0005 per share, or $204,586 gross proceeds, from 42 individuals. On July 1, 2019, the Company has provided these 42 individuals certain supplemental and amended disclosure information that should have been included in the Memorandum and offered the option to either (i) confirm their subscription of the Company’s shares; or (ii) rescind their earlier subscriptions for the shares. The 42 individuals consist of the following three groups of individuals:

●	9 individuals who had subscribed for an aggregate 75,000,000 shares at $0.0005 per share, or aggregate gross proceeds of $37,500, during January and February 2019. The Company conducted two rescission offers with these 9 individuals. The First Rescission Offer was in May due to no memorandum given to them before they subscribed shares. The Second Rescission Offer was in July as described above due to certain material information not included in the memorandum. In the First Rescission Offer, each of those 9 individuals confirmed their subscription. These 9 individuals will participate in the Second Rescission Offer.

●	12 individuals who had subscribed for 126,000,000 shares at a price of $0.0005 per share, or aggregate gross proceeds of $63,000 in April 2019 before the Company finalized the Memorandum. The Company refunded the entire $63,000 to these 12 individuals and provided these 12 individuals a copy of the Memorandum in May 2019 and gave them an opportunity to re-subscribe for Shares in the Offering if they wished to do so. Of these 12 individuals, 11 individuals re-subscribed for an aggregate 124,000,000 shares, at $0.0005 per share, or an aggregate $62,000 gross proceeds. These 11 individuals will participate in the Second Rescission Offer.

●	22 individuals who had subscribed for an aggregate 210,172,000 shares, at $0.0005 per share, or an aggregate $105,086 gross proceeds between May 16, 2019 and June 3, 2019. These 22 individuals will also participate in the Second Rescission Offer.

Before decisions were made by these 42 individuals, there is a contingency that the net proceeds of $204,586 received by the Company will be refunded to these investors. Therefore, the balance was recorded as other liability as of June 30, 2019.

NOTE 7 – STOCK-BASED COMPENSATION

On May 6, 2019, the Company’s Board of Directors passed a resolution to allow previously unpaid salaries and car allowance to be settled through conversion to the Company’s common stock at a price of $0.0005 per share. $45,000 is expected to be converted into 90,000,000 shares as officers’ compensation for services performed for the nine months ended June 30, 2019 to James Tsai Kuan Ming and Ms. Betty Chen Yi Ling. $6,300 is expected to be settled through conversion into 12,600,000 shares for director’s fee by James Hsu Chin Ming during the nine months ended June 30, 2019. However, these conversions cannot take place and the related shares issued until such time as the Company shall have a sufficient number of authorized and unissued shares of Common Stock available for such issuance. The expenses have been reflected in the accompanying consolidated financial statements.

NOTE 8 – INCOME TAXES

The Company has not generated any revenue from any source in the US and had consolidated net loss for all the years since inception in 2010. Management believes GEEC does not have any US income tax liability due. However, even the Company does not have US income tax liability, it may be required to filing Form 5471 each year to the Internal Revenue Service (IRS) of Department of Treasury. GEEC falls in the Category Five Filer (as a domestic corporation). The Company used to have subsidiaries: GEECIS in Sri Lanka that was established in May 2011, GESPL in Singapore that was established in February 2012, GESTL in Thailand that was established in December 2014. While subsidiaries in Sri Lanka and Thailand were disposed in 2014 and 2016, respectively and the Singapore subsidiary has been inactive since 2016.

IRC Section 6038(a) requires information reporting with respect to certain foreign corporations (Form 5471) and describes the information required to be reported on this form. IRC Section 6038(b)(1) provides for a monetary penalty of $10,000 for each Form 5471 that is filed after the due date of the income tax return (including extensions) or does not include the complete and accurate information described in Section 6038(a). According to IRS rules, a penalty may apply to each Form 5471 which is filed after the due date of the income tax return. The penalty will be applied whether or not any tax is due on Form 1120.

The Company believes that based on the current information available, it is difficult to determine whether it is probable that the Company will be charged penalties by IRS for late filing of Form 5471 and even if it will be, it is difficult to reasonably estimate the amount of the penalties.

NOTE 9 – COMMITMENTS AND CONTIGINCIES

Operating lease commitments

The Company has a virtual office agreement in Los Angeles. The Agreement is on a month to month basis. One month’s written notification is required by either party to terminate this Agreement. As of June 30, 2019, the Company has no material commitments under operating leases.

Legal proceedings

On or about November 6, 2017, Oliver Lin filed a law suit against the Company in District Court, Clark County, Nevada. Oliver Lin claimed that he was owed money under an employment agreement he entered into with the Company on or about September 1, 2012 (the “2012 Agreement”), pursuant to which Oliver Lin was to act as the Company’s President and Chief Executive Officer. Oliver Lin alleged that pursuant to an agreement dated April 18, 2017 (the “2017 Agreement”) he entered into with the Company that provided, among other things, for Oliver Lin’s resignation from all positions he held with the Company, the Company agreed to pay Oliver Lin all amounts due and owing to him under the 2012 Agreement within two days. Oliver Lin alleged that as of the date of the execution of the 2017 Agreement, the Company owed him $49,726 and that amount was not paid by the Company. Oliver Lin further claims that he sent a demand letter to the Company on September 5, 2017.

The Company was unaware of the filing of the lawsuit by Oliver Lin because it was not provided a copy of the complaint by the Company’s then corporate agent. Had the Company been aware of the complaint, current management believes that the Company would have had meritorious defense to the suit.

On or about September 14, 2018, the Company, which was still not aware of the lawsuit, was notified by its bank that the Company’s bank account had been attached, but no reason was given. Over the following two weeks, the Company investigated the situation and first learned of (i) the existence of the lawsuit; (ii) the entry of a corrected default judgment in Nevada against the Company on February 8, 2018; (iii) the entry of a sister-state judgment in California against the Company on February 20, 2018; (iv) a writ of execution issued against the company on June 26, 2018; and (v) the receipt on September 13, 2018 by the Company’s bank of the writ of execution.

During this investigation, the Company also learned that its then-current corporate agent failed to forward the court filings, or failed to properly forward the court filings, to the Company. By the time the Company learned of the entire situation, including the reason for the attachment of its bank account, the period of time to contest the attachment had expired in California.

As a result of the above judgment against the Company, an order of attachment was executed against the Company’s bank account in the amount of $55,367, not including bank fees, on September 13, 2018, and an additional attachment was executed against the Company’s bank account in the amount of $8,743, not including bank fees, on March 28, 2019, for an aggregate amount of $64,110, not including bank fees.

On March 28, 2019, an order of attachment was executed against the Company’s bank account in the amount of $8,743, not including bank fees. It is related to the litigation with Oliver Lin. The Company is reviewing the matter and consulting with attorneys as to whether or not the Company has recourse in this litigation, including one or more causes of action against Oliver Lin in respect of this dispute or the several other disputes that have existed, and still exist, between the Company and Oliver Lin. The Company is aware of the high cost of litigation in the United States and, even if the Company has one or more claims that it could assert against Oliver Lin, there is no assurance that the Company will have sufficient funds to pursue such litigation or, even if it has sufficient funds, that it will choose to spend them on such litigation, given the general uncertainties of litigation.

Other than as described above, there are presently no material pending legal proceedings to which the Company is a party or as to which any of our property is subject, and no such proceedings are known to the Company to be threatened or contemplated against the Company. Management believes that it is adequately insured for its operations and there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 10 - SUBSEQUENT EVENTS

Issuance of Common Stock

The Company conducted a rescission offer on July 1, 2019 to address the fact that certain disclosure about the Company’s full plan of operations was not contained in the Private Placement Memorandum the Company originally used in the private offering. After receiving additional disclosure information, all subscribers in the earlier offering elected to confirm their subscriptions by July 15, 2019. Refer to Note 6 for more details.

Settlement Agreement

The Company and John Lin entered into a Settlement Agreement and Mutual Release effective September 30, 2019, as amended and restated (the “Settlement Agreement”), pursuant to which the Company agreed to issue to John Lin the 2,700,000,000 shares of Common Stock that he would have been issued at $0.0001 per share, or the same price paid by the purchasers in a private offering conducted between April and November 2017. Of this amount, the Company has issued 1,800,000,000 shares of Common Stock and has agreed to issue the remaining 900,000,000 shares at such time as the Company may lawfully issue such shares, whether as a result of amending its Articles of Incorporation to increase the authorized number of shares of its Common Stock, a reverse split of its Common Stock or another recapitalization transaction. As part of the Settlement Agreement, the Company and John Lin mutually released each other from all claims arising out of this matter.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of Genufood Energy Enzymes Corp. dated June 21, 2010
3.2	Certificate of Amendment dated December 10, 2010 to Articles of Incorporation of Genufood Energy Enzymes Corp.
3.3	Certificate of Amendment dated August 1, 2014 to Articles of Incorporation of Genufood Energy Enzymes Corp.
3.4	Certificate of Amendment dated February 24, 2015 to Articles of Incorporation of Genufood Energy Enzymes Corp.
3.5	Bylaws of Genufood Energy Enzymes Corp.
10.1	Amended and Restated Settlement Agreement and Mutual Release made and entered into as of September 30, 2019 by and between Genufood Energy Enzymes Corp. and Jui Pin Lin
21	List of subsidiaries